Filed Pursuant to Rule 424(b)(3)
Registration No. 333-182939

PROSPECTUS SUPPLEMENT NO. 1

JUHL WIND, INC.

2,393,000 Shares

Common Stock

This Prospectus Supplement No. 1 supplements and amends our Prospectus dated October 9, 2012.  This Prospectus Supplement No. 1 includes our attached Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 as filed with the Securities and Exchange Commission on November 14, 2012.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 1 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 1.

The date of this Prospectus Supplement No. 1 is November 16, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒   QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended:  September 30, 2012

OR

☐    TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

Commission file number: 333-141010

JUHL WIND, INC.
(Name of small business issuer in its charter)

Delaware	20-4947667
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1502 17th Street SE
Pipestone, Minnesota	56164
(Address of principal executive offices)	(Zip code)

Issuer's telephone number: (507) 777-4310

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock:  23,155,146 shares outstanding as of November 8, 2012.

PART I - FINANCIAL INFORMATION

Item 1.     FINANCIAL STATEMENTS (UNAUDITED)

The accompanying unaudited condensed consolidated financial statements of Juhl Wind, Inc. (“Juhl Wind” or the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States for interim financial reporting and pursuant to the rules and regulations of the Securities and Exchange Commission (“Commission” or “SEC”). While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary in order to make the consolidated financial statements not misleading and for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto, for the fiscal year ended December 31, 2011, previously filed with the Commission, which are included in the Annual Report on Form 10-K filed on March 30, 2012.

 JUHL WIND, INC.
 CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2012 AND DECEMBER 31, 2011

	SEPTEMBER 30, 2012	DECEMBER 31, 2011
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$1,819,681	$5,251,148
Restricted cash	668,067	335,793
Short-term investments and accrued interest receivable	567,213	564,927
Short-term investments - restricted	384,565	382,269
Accounts receivable , net of allowance for doubtful accounts of $20,000 and $-0- at Sepember 30, 2012 and December 31, 2011, respectively	1,161,342	2,064,939
Grant receivable- U.S. Treasury 1603 cash grant	-	6,284,476
Work-in-progress	734,316	-
Inventory	260,219	270,873
Other current assets	877,883	664,955
Current deferred income taxes	-	108,000
Total current assets	6,473,286	15,927,380

PROPERTY AND EQUIPMENT, Net	25,122,447	25,846,403

OTHER ASSETS
Investment, at cost	419,000	400,000
Escrow cash reserves for contractual commitments	1,020,790	900,870
Deferred offering and loan costs	255,470	13,607
Intangible assets	651,191	-
Goodwill	214,090	-
Project development costs	354,663	283,141
Deferred income tax asset	227,000	-
Total other assets	3,142,204	1,597,618

TOTAL ASSETS	$34,737,937	$43,371,401

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$613,543	$3,828,276
Short-term notes payable	325,359	2,964,703
Accrued liabilities	929,094	1,097,338
Payable to former owners of acquired company	988,183	-
Income taxes payable	-	90,000
Deferred revenue - license arrangement and other	681,891	697,281
Current portion of promissory notes payable	231,804	4,576,063
Current deferred income taxes	9,000	-
Derivative liabilities- interest rate swap	219,271	199,946
Current portion of nonrecourse debt	764,540	737,167
Total current liabilities	4,762,685	14,190,774

LONG-TERM LIABILITIES
Nonrecourse debt, net of current portion	10,189,910	10,650,328
Promissory notes payable, net of current portion	2,662,793	-
Derivative liabilities- interest rate swap	1,063,065	812,553
Deferred revenue - license arrangement and 1603 Grant, net of current portion	2,096,762	2,186,089
Deferred revenue - power purchase contract	3,966,073	3,720,373
Deferred income taxes	-	157,000
Total long-term liabilities	19,978,603	17,526,343

REDEEMABLE PREFERRED MEMBERSHIP INTERESTS	2,518,450	2,543,635

CUMULATIVE PREFERRED STOCK OF SUBSIDIARY	180,000	180,000

STOCKHOLDERS' EQUITY
Controlling interest in equity:
Preferred Stock, 20,000,000 shares authorized
Series A convertible preferred stock - $.0001 par value, 4,820,000 issued and outstanding as of September 30, 2012 and December 31, 2011	2,527,731	2,527,731
Series B convertible preferred stock - $.0001 par value, 5,966,792 issued and outstanding at September 30, 2012 and December 31, 2011	11,392,403	11,392,403
Common Stock - $.0001 par value; 100,000,000 shares authorized, 22,915,849 and 22,059,803 issued and 22,726,245 and 21,870,199 outstanding September 30, 2012 and December 31, 2011, respectively	2,292	2,206
Additional paid-in capital	9,327,937	8,550,435
Treasury stock, 189,604 shares held by the Company at September 30, 2012 and December 31, 2011	(218,965)	(218,965)
Accumulated deficit	(17,062,031)	(14,650,814)
Noncontrolling interest in equity	1,328,832	1,327,653
Total stockholders' equity	7,298,199	8,930,649

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$34,737,937	$43,371,401

The accompanying notes are an integral part of these consolidated statements.

The following table presents information on assets and liabilities related to a VIE that is consolidated by the Company at September 30, 2012 and December 31, 2011. The difference between total VIE assets and liabilities represents the Company's interests in those entities, which were eliminated in consolidation.

	SEPTEMBER 30, 2012	DECEMBER 31, 2011
	(unaudited)
Cash	$32,990	$28,621
Restricted Cash	586,035	253,761
Accounts receivable and other current assets	217,620	225,977
Grant receivable	-	6,284,476
Property and equipment, net	15,645,884	16,308,909
All other assets	650,000	718,653
Total assets	$17,132,529	$23,820,397

Accounts payable and accrued expenses	$577,058	$2,700,984
Short-term notes payable	-	2,588,200
Derivative liabilities	1,282,336	1,012,499
Nonrecourse debt	9,917,483	10,153,208
Total liabilities	$11,776,877	$16,454,891

The assets of the consolidated VIEs are used to settle the liabilities of those entities. Liabilities  are nonrecourse to the general credit  of the Company.

The accompanying notes are an integral part of these consolidated statements.

 JUHL WIND INC.
 CONSOLIDATED STATEMENT OF OPERATIONS
 FOR THE QUARTERS ENDED SEPTEMBER 30, 2012 AND 2011

	2012			2011
	(unaudited)			(unaudited)

REVENUE	2,264,147	100.0%		3,259,220	100.0%

COST OF GOODS SOLD	1,503,457	66.4		1,903,168	58.4

GROSS PROFIT	760,690	33.6		1,356,052	41.6

OPERATING EXPENSES
General and administrative expenses	597,975	26.4		428,986	13.2
Payroll and employee benefits	488,847	21.6		381,433	11.7
Wind farm management expenses	63,707	2.8		55,222	1.6
Total operating expenses	1,150,529	50.8		865,641	26.5

OPERATING INCOME (LOSS)	(389,839)	(17.2)		490,411	15.1

OTHER INCOME (EXPENSE)
Interest income	9,481	0.4		109,242	3.3
Interest expense	(234,055)	(10.3)		(133,647)	(4.1)
Loss on fair value of interest rate swap	(83,165)	(3.7)		-	0.0
Other income	46,821	2.1		-	0.0
Total other income (expense), net	(260,918)	(11.5)		(24,405)	(0.8)

INCOME (LOSS) BEFORE INCOME TAXES	(650,757)	(28.7)		466,006	14.3

INCOME TAX EXPENSE	-	0.0		(207,000)	(6.4)

NET INCOME (LOSS)	(650,757)	(28.7)		259,006	7.9

LESS NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	(38,935)	1.7		4,258	(0.1)

NET INCOME (LOSS) ATTRIBUTABLE TO JUHL WIND, INC.	$(611,822)	(27.0	) %	$254,748	7.8%

PREFERRED DIVIDENDS	98,542			98,542

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(710,364)			$156,206

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC & DILUTED	22,724,488			21,765,805

NET INCOME (LOSS) PER SHARE BASIC & DILUTED	$(0.03)			$0.01

The accompanying notes are an integral part of these consolidated statements.

 JUHL WIND INC.
 CONSOLIDATED STATEMENTS OF OPERATIONS
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	2012			2011
	(unaudited)			(unaudited)

REVENUE	5,349,124	100.0%		10,937,156	100.0%

COST OF GOODS SOLD	3,280,550	61.3		3,510,932	32.1

GROSS PROFIT	2,068,574	38.7		7,426,224	67.9

OPERATING EXPENSES
General and administrative expenses	1,821,078	34.0		1,410,739	12.9
Payroll and employee benefits	1,487,873	27.8		1,603,088	14.6
Wind farm administration expenses	287,828	5.4		148,359	1.4
Total operating expenses	3,596,779	67.2		3,162,186	28.9

OPERATING INCOME (LOSS)	(1,528,205)	(28.5)		4,264,038	39.0

OTHER INCOME (EXPENSE)
Interest and dividend income	34,388	0.6		349,968	3.2
Interest expense	(720,794)	(13.5)		(414,171)	(3.8)
Loss on fair value of interest rate swap	(269,837)	(5.0)		-	0.0
Other income	46,821	0.9		-	0.0
Total other income (expense), net	(909,422)	(17.0)		(64,203)	(0.6)

INCOME (LOSS) BEFORE INCOME TAXES	(2,437,627)	(45.5)		4,199,835	38.4

INCOME TAX BENEFIT (EXPENSE)	267,000	5.0		(1,781,000)	(16.3)

NET INCOME (LOSS)	(2,170,627)	(40.5)		2,418,835	22.1

LESS NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	1,779	0.0		2,544	0.0

NET INCOME (LOSS) ATTRIBUABLE TO JUHL WIND, INC.	$(2,172,406)	(40.5	) %	$2,416,291	22.1%

PREFERRED DIVIDENDS	293,484			292,413

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(2,465,890)			$2,123,878

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC	22,311,039			21,588,448

NET INCOME (LOSS) PER SHARE - BASIC	$(0.11)			$0.10

WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED	22,311,039			21,620,585

NET INCOME (LOSS) PER SHARE - DILUTED	$(0.11)			$0.10

The accompanying notes are an integral part of these consolidated statements.

 JUHL WIND INC.
 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

	Common Stock		Convertible Preferred Stock Series A		Convertible Preferred Stock Series B		Additional Paid-In	Treasury	Accumulated	Total Stockholders' Equity-	Non- Controlling	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Juhl Wind	Interest	Equity

BALANCE -December 31, 2011	22,059,803	$2,206	4,820,000	$2,527,731	5,966,792	$11,392,403	$8,550,435	$(218,965)	$(14,650,814)	$7,602,996	$1,327,653	$8,930,649

Net income	-	-	-	-	-	-	-	-	(2,172,406)	(2,172,406)	1,779	(2,170,627)

Stock-based compensation	-	-	-	-	-	-	148,189	-	-	148,189		148,189

Series A preferred stock dividend paid in common stock	448,714	45	-	(293,484)	-	-	293,439	-	-	-		-

Series A Preferred dividends	-	-	-	293,484	-	-	(293,484)	-	-	-		-

Dividends on subsidiary preferred stock paid in cash	-	-	-	-	-	-	-	-	(12,150)	(12,150)		(12,150)

Common stock issued as commitment shares on an equity line facility	407,332	41	-	-	-	-	244,358	-	-	244,399		244,399

Contingent issuance of common stock for PEC acquisition	-	-					385,000		-	385,000		385,000

Dividends paid on preferred membership interests in wind farms and other distributions	-	-	-	-	-	-	-	-	(226,661)	(226,661)	(600)	(227,261)

BALANCE -September 30, 2012 (unaudited)	22,915,849	$2,292	4,820,000	$2,527,731	5,966,792	$11,392,403	$9,327,937	$(218,965)	$(17,062,031)	$5,969,367	$1,328,832	$7,298,199

The accompanying notes are an integral part of these consolidated statements.

 JUHL WIND INC.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

	2012	2011
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(2,170,627)	$2,418,835
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,072,294	310,380
Increase in investment	(19,000)	-
Stock-based compensation	148,189	323,254
Increase in allowance for doubtful accounts	20,000	-
Loss on fair value of interest rate swap	269,837	-
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	1,713,341	2,137,361
Promissory notes receivable	-	(4,640,676)
Work-in-progress	(139,468)	-
Inventory	10,654	2,007
Reimbursable project costs	-	114,892
Costs and estimated earnings in excess of billings	-	635,888
Other current assets	(78,013)	35,290
Accounts payable	(1,448,239)	500,283
Promissory notes payable	135,407	1,631,961
Accrued expenses	(326,410)	140,920
Income taxes payable	(90,000)	330,000
Deferred income taxes	(267,000)	1,451,000
Customer deposits	-	74,139
Deferred revenue	192,810	(82,831)
Other	(36,411)	71,507
Net cash provided by (used in) operating activities	(1,012,636)	5,454,210

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short-term investments	-	302,685
Purchases of short-term investments	-	(241,697)
Proceeds from cash grant	6,284,476	-
Cash paid for business acquisition, net of cash acquired	(1,000,000)	(215,924)
Payments for project development costs	(63,324)	(472,576)
Payments for property and equipment	(173,231)	(86,193)
Net cash provided by (used in) investing activities	5,047,921	(713,705)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in restricted cash	(332,274)	110,016
Escrowed cash reserves for contractual commitments	(119,920)	(44,126)
Cash dividends paid	(264,596)	(183,413)
Principal payments on bank notes payable	(3,157,189)	(82,282)
Payments of accounts payable and promissory notes payable related to property and equipment	(3,592,773)	-
Payments for treasury stock	-	(143,011)
Net cash used in financing activities	(7,466,752)	(342,816)

NET INCREASE (DECREASE) IN CASH	(3,431,467)	4,397,689

CASH BEGINNING OF THE PERIOD	5,251,148	645,596

CASH END OF THE PERIOD	$1,819,681	$5,043,285

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$310,507	$31,858

NONCASH INVESTING AND FINANCING ACTIVITIES
Series A preferred stock dividend	$293,484	$292,413
Series A dividend payment in common stock	$(293,484)	$109,000
Promissory note receivable received upon issuance of promissory note payable	$-	$5,264,093
Reimbursable project costs converted to equity investment in wind farm	$-	$(7,959)
Project development costs converted to equity investment in wind farm		$(285,072)
Conversion of note receivable to equity investment in wind farm	$-	$(185,539)
Conversion of Series B Preferred stock to common stock	$-	$1,426,713
Inventory costs converted to project development costs	$-	$1,393,333
Project development costs financed with accounts payable	$-	$724,568
Issuance of common stock for equity line commitment	$244,399	$-
Other	$-	$(57,312)

The accompanying notes are an integral part of these consolidated statements.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

1.             BASIS OF PRESENTATION
The accompanying unaudited condensed consolidated interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations.  These unaudited condensed consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2011 which was filed with the Securities and Exchange Commission on March 30, 2012.

In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments considered necessary for fair presentation.  The adjustments made to these statements consist only of normal recurring adjustments.  The results reported in these condensed consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the year ended December 31, 2012.

Juhl Wind, Inc. (“Juhl Wind” or “the Company”) conducts business under six subsidiaries, Juhl Energy Services, Inc. (“JES”), Juhl Energy Development, Inc. (“JEDI”), Juhl Renewable Assets, Inc. (“JRA”), Next Generation Power Systems, Inc. (“NextGen”), Juhl Renewable Energy Systems, Inc. (“JRES”), Power Engineers Collaborative, LLC (“PEC”), and ownership and operational duties over the following  three operating wind farms--Woodstock Hills LLC (“Woodstock Hills”), Winona County Wind (“Winona”) and Valley View Transmission, LLC (“Valley View”).  All intercompany balances and transactions are eliminated in consolidation.

Juhl Wind, Inc. is an established leader in community wind power development and management, focused on wind farm projects throughout the United States.  The Company handles all aspects of wind project development, through our operating subsidiaries, including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations and maintenance for completed wind farms.  In April 2012, the Company completed an acquisition of Power Engineers Collaborative, LLC and now provides professional engineering services to the power and building systems industries.

Generally accepted accounting principles require certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties.

Juhl Wind initially determined that its Winona County wind farm project was a VIE requiring consolidation through the first three quarters of 2011.  Accordingly, the Company’s consolidated financial statements include the accounts of Winona County for those periods. During the fourth quarter of 2011, Juhl Wind acquired 100% of the ownership interest and accounted for this acquisition under the “common control” rules of ASC 805.

As a result of a transaction that occurred during the fourth quarter of 2011, Juhl Wind determined that the Valley View wind farm project was a VIE that required consolidation by the Company.  As a result of this transaction, the Company has a 32.6% voting interest in Valley View, and has an additional 13.9% voting power through a voting trust arrangement with three other investors.  The Company currently acts as the managing agent for Valley View, and our CEO is also on the Board of Governors of Valley View.  In addition, the Company agreed to guarantee certain payments to investors in order to secure the required equity capital and to enable the term loan conversion by the lender.  Accordingly, the consolidated financial statements include the accounts of Valley View, including the 32.6% the Company’s ownership interest.  The remaining outside interest of 67.4%, which is not classified outside of permanent equity as redeemable membership units, is presented and classified in the consolidated financial statements as noncontrolling interest.  Prior to this transaction, the Company accounted for its investment in Valley View as an equity method investment.

All significant intercompany investments, balances, and transactions have been eliminated.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recorded from the development agreements and construction contract revenue; realizability of accounts and promissory notes receivable; determination of the primary beneficiary of a variable interest entity; the assumptions used in the impairment analysis of long-lived assets and goodwill; valuation of deferred tax assets, deferred power purchase revenue, stock-based compensation and warrants, asset retirement obligations, derivative instruments and other contingencies. Revenue from the development agreements is adjusted to reflect actual costs incurred by the project upon the commercial operation date.  Accordingly, actual revenue may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

REVENUE RECOGNITION

Turbine Sales and Services
Turbine sales occur from small scale wind turbines that are internally re-manufactured and sold by the Company, or through purchase and resale of larger scale wind turbines to wind farm project owners. Revenue from the sale of small scale wind turbines are recognized upon shipment to the customer as transfer of ownership, and risk of loss have been transferred to the customer.  Deposits received from customers are included as deferred revenue until shipment occurs. Revenues from the sale of larger scale wind turbines are generally recognized in conjunction with the construction services percentage of completion accounting discussed below. Commencement of revenue recognition is only after turbine erection activities have begun.

Turbine services include time-and-material arrangements related to existing installations of wind turbine equipment.  Revenue is recognized upon completion of the maintenance services.

Licensing Revenue
Revenues earned from licensing agreements are amortized using the straight-line method over the term of the agreement.

Engineering and consulting services
Revenues are primarily generated from professional services provided to clients and are based on either hours of service performed or on a fixed-fee basis. Revenues are accrued through the reporting date for services performed but not yet billed to clients. These unbilled revenues are included in work-in-progress in the accompanying financial statements.

Provisions for estimated losses on work in process are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined.

Our contracts come up for renewal periodically and at the time of renewal may be subject to renegotiation, which could impact the profitability on that contract. In addition, during the term of a contract, public agencies may request additional or revised services which may impact the economics of the transaction. Most of our contracts permit our clients, with prior notice, to terminate the contracts at any time without cause.

 Wind Farm Development Services
The Company normally earns a development service fee from each of the wind farm projects that it develops in cooperation with wind farm investors. These development services arrangements are evaluated under authoritative guidance relating to “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities.

The development services fee revenue is recognized as follows:

•
Proceeds received upon the signing of a Development Services Agreement (generally 10% of the total expected development fee) are amortized over the expected period of the development process, which is generally three years. The amortization period is re-assessed by management as new timelines are established for the project in-service date, and the amortization period is adjusted.

•
The remaining proceeds are allocated to the following deliverables based on vendor specific objective evidence (“VSOE”) of each item: 1) achievement of a signed Power Purchase Agreement (“PPA”) with an electrical utility, and 2) final commissioning of the wind farm turbines.  Management has determined that these deliverables have stand-alone value, and performance of the undelivered services are considered probable and in the control of the Company.

Wind Farm Management and Maintenance Services
Revenues earned from administrative, management and maintenance services agreements are recognized as the services are provided. The administrative and management services agreements call for quarterly payments in advance or arrears of services rendered based on the terms of the agreement. The administrative and management services payments in advance are carried as deferred revenue and recognized monthly as services are performed. Maintenance services are generally billed on a quarterly basis based on the terms of underlying agreement. Revenues from maintenance services work are recognized when services are performed.

Wind Farm Construction Services
The Company recognizes revenue on construction contracts on the percentage of completion method with costs and estimated profits included in contract revenue as work is performed. Construction contracts generally provide that customers accept completion of progress to date and compensate the Company for services rendered measured in terms of units installed, hours expended or some other measure of progress. The Company recognizes revenue on both signed contracts and change orders. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred as part of the balance of plant contract (which excludes the wind turbines) and accrued to date for each contract to the estimated total cost for each contract at completion. The Company generally considers contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material (excluding wind turbines), labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company’s experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed which management estimates will be billed and collected within the next twelve months.  The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. Costs and estimated earnings in excess of billings on uncompleted contracts are amounts considered recoverable from customers based on different measures of performance, including achievement of specific milestones, or at the completion of the contract.

Electricity sales
Electricity sales by wind energy facilities to its utility purchaser are recognized as electrical energy is produced.   In accordance with generally accepted accounting principles, revenue levelization is required whenever there is a variable, de-escalating pricing arrangement such as the power purchase agreement (PPA) with Woodstock Hills.  This requires that the revenue be levelized over the term of the agreement.  The revenue recognized is the lesser of the amount billable under the contract, or the amount determined by the megawatt hours made available during the period multiplied by the average revenue per megawatt hour over the life of the PPA.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

The Woodstock Hills wind farm is credited with producing Renewable Energy Credits (REC’s). These have a market value, and as REC’s are sold on the open market, the Company will recognize the proceeds as a reduction in the carrying amount of the deferred power purchase contract revenue.

GOODWILL AND OTHER INTANGIBLE ASSETS
The Company accounts for goodwill and intangible assets in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill includes the excess of the purchase price over the fair value of net assets acquired in a business combination. The Codification requires that goodwill be tested for impairment at the reporting unit level. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgment is required to estimate the fair value of reporting units which includes estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

The Company reviews reporting units for possible goodwill impairment by comparing the fair values of each of the reporting units to the carrying value of their respective net assets. If the fair values exceed the carrying values of the net assets, no goodwill impairment is deemed to exist. If the fair values of the reporting units do not exceed the carrying values of the net assets, goodwill is tested for impairment and written down to its implied value if it is determined to be impaired. No impairment was taken for the nine months ended September 30, 2012.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of cash, accounts receivable, and accounts payable, and other working capital items approximate fair value at September 30, 2012 due to the short maturity nature of these instruments. The carrying value of restricted cash and short-term investments approximate their fair value based on quoted market prices. The Company believes the carrying value of the interest rate swap approximates fair value based on widely accepted valuation techniques including discounted cash flow analysis which includes observable market-based inputs. The Company believes the carrying amount of the long-term debt unrelated to the interest rate swap approximates the fair value due to a significant portion of total indebtedness contains variable interest rates and this rate is a market interest rate for these borrowings.

COMPARATIVE DATA
Certain 2011 balance sheet and statement of operations items have been reclassified to conform to the current period’s presentation, including the reclassification of certain wind farm management expenses to cost of goods sold and the combination of investor relations expenses with general and administrative expenses.

3.             CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Company derived approximately 64% of its revenue for the nine-months ended September 30, 2012 from three customers primarily as a result of the electricity sales and consulting services, and 80% of its revenue for the nine months ended September 30, 2011 was from sales to 5 customers primarily as a result of development and construction services fees. At September 30, 2012 and December 31, 2011, 67% and 94% of the Company's accounts receivable were due from three and two customers, respectively.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

The wind farm development and construction aspects of our business model are cyclical in nature and revenues therefrom are subject to business conditions relating to factors such as project timing, financing and legislated energy policy.  As a result, the Company is working to stabilize its operations and provide numerous revenue and profit streams to offset or minimize the fluctuations in our wind farm development and construction operating activities.

4.              ACCOUNTS RECEIVABLE
Accounts receivable consists of the following:
	September 30, 2012	December 31, 2011*
Wind farm management/maintenance	$60,177	$253,928
Electricity sales	211,102	321,619
Consulting, net of allowance of doubtful accounts of $20,000 and -0-, respectively	887,189	-
Construction contracts	-	1,440,303
Turbine sales and other	2,874	49,089
Total	$1,161,342	$2,064,939

*Derived from December 31, 2011 audited financial statements

5.              INVENTORY

Inventory consists of the following:
	September 30, 2012	December 31, 2011*
Materials and supplies	$260,219	$270,873
Total	$260,219	$270,873

*Derived from December 31, 2011 audited financial statements

6.             PROPERTY AND EQUIPMENT

Property and equipment consists of the following:
	September 30, 2012	December 31, 2011*
Land and improvements	$82,958	$60,158
Building and improvements	292,690	294,590
Equipment, including vehicles	494,492	413,358
Turbines and improvements	25,667,243	25,633,493
Construction in process	112,090	65,284
Subtotal	26,649,473	26,466,883
Less accumulated depreciation	(1,527,026)	(620,480)
Total	$25,122,447	$25,846,403

*Derived from December 31, 2011 audited financial statements

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

7.             INTANGIBLE ASSETS

A summary of intangible assets as of September 30, 2012 is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period (years)
Customer relationships	$110,000	$(9,167)	$100,833	5
Noncompete agreements	278,000	(23,167)	254,833	5
Contract backlog	409,189	(113,664)	295,525	1.5
Total	$797,189	$(145,998)	$651,191	3.2

Amortization expense for the nine month period ended September 30, 2012 was approximately $146,000.

8.             INCOME TAXES

The Company files a consolidated tax return inclusive of each of its wholly-owned subsidiaries, JES, JEDI, JRA, JRES, PEC and NextGen.

The Company has recorded deferred tax assets and liabilities arising from the anticipated timing differences recorded in the consolidated financial statements and income tax returns for various accrued expenses, accounting methods used in computing depreciation and revenue recognition, and benefits from net operating loss carryforwards.

The income tax expense (benefit) for the nine month periods ended September 30, 2012 and 2011 consists of the following components:

	2012	2011
Current	$-	$330,000
Deferred	(267,000)	1,451,000
Total income tax expense (benefit)	$(267,000)	$1,781,000

The components of the deferred income tax asset and liability as of September 30, 2012 and 2011 are as follows:

	2012	2011
Current deferred income tax asset:
Accrued vacation and compensation	$44,000	$14,000
Reserves for warranty and doubtful accounts	28,000	17,000
Other	21,000	-
Total	$93,000	$31,000

Non-current deferred income tax asset:
Stock-based compensation expense	$876,000	$797,000
Deferred revenue/other	1,430,000	422,000
Net operating loss carryforward	2,402,000	-
Less valuation allowance	(1,369,000)	(797,000)
Total	$3,339,000	$422,000

Current deferred income tax liability:
Completed contract accounting	$-	$186,000
Prepaid expenses	102,000	52,000
Total	$102,000	$238,000

Non-current deferred income tax liability
Depreciation	$3,112,000	$29,000

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

Deferred income taxes are presented on the consolidated balance sheet under the following captions at September 30, 2012 and 2011:

	2012	2011
Total current assets (liabilities)	$(9,000)	$(207,000)
Total other assets	227,000	393,000
Total	$218,000	$186,000

In assessing the realization of deferred tax assets, the Company’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  The Company’s management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of September 30, 2012, a valuation allowance of $1,369,000 has been recognized for deferred tax assets, primarily for stock-based compensation.

The following represents the reconciliation of the statutory federal tax rate and the effective tax rate for the nine months ended September 30, 2012:

Statutory tax rate	$(829,000)	34.0%
States taxes, net of federal benefit	(146,000)	6.0
Nondeductible income/expenses	116,000	(4.8)
Other, net	41,000	(1.6)
Increase in valuation allowance	551,000	(22.6)
	$(267,000)	11.0%

9.             PROMISSORY NOTES PAYABLE

Promissory notes payable consists of the following:

	September 30, 2012	December 31, 2011*

Note payable to a turbine supplier, including interest at 6%, payable solely through 95% of net cash flows from a wind project; secured by Company’s first secured rights arising out of its Development and Construction Services Agreement with the underlying project **	$2,894,597	$2,759,190

Note payable to a construction subcontractor, including interest at 8%; paid in full March 2012	-	1,732,073

Note payable to a governmental entity, bearing no interest, paid in full in February 2012	-	84,800
Totals	$2,894,597	$4,576,063

Less current portion	(231,804)	(4,576,063)
Long-term portion	$2,662,793	$-

*   Derived from December 31, 2011 audited financial statements
** The note payable has been classified as long-term based on estimated payments from project cash flows. Increases in amounts represent accrued interest.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

10.   SHORT-TERM NOTES PAYABLE

Short-term notes payable consists of the following:

	September 30, 2012	December 31, 2011*
Cash grant bridge note payable to a bank, with interest at 3-month LIBOR plus 2.75 basis points (3.28% at December 31, 2011); loan was paid in full March 2012 upon receipt of the cash grant	$-	$2,588,200

Note payable to bank, interest payable monthly at 5%, collateralized by certificates of deposit, due November 2012	325,359	376,503
	$325,359	$2,964,703

*Derived from December 31, 2011 audited financial statements

11.   NONRECOURSE DEBT

Nonrecourse debt obligations consist of the following:

	September 30, 2012	December 31, 2011*
Note payable to bank, due January 2016, with interest at 5.5%; payable in quarterly installments of $82,031, collateralized by Woodstock Hills assets including turbines and improvements, rights to payment under leases and the power purchase contract	$1,036,967	$1,234,287

Note payable to a bank, bearing interest at 6-month LIBOR plus 2.75 basis points (3.98% and 3.5% at September 30, 2012 and December 31, 2011, respectively); due April 2026; principal and interest payments due semi-annually; collateralized by all Valley View wind farm project assets; see Note 12 for interest rate swap disclosure	9,917,483	10,153,208
Total nonrecourse debt	10,954,450	11,387,495
Less current portion	(764,540)	(737,167)
Total Long-term portion	$10,189,910	$10,650,328

*Derived from December 31, 2011 audited financial statements

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

12.   DERIVATIVE FINANCIAL INSTRUMENT AND FAIR VALUE - INTEREST RATE SWAP

As a part of the Company’s consolidation of the Valley View wind farm in the fourth quarter of 2011, the Company has an interest rate swap agreement with a notional amount of $7,700,000 to effectively convert those borrowings under its long-term debt arrangement from a variable interest rate to a fixed interest rate of approximately 3.71% during its 15-year term. The fair value of the interest rate swap agreement obligation (Level 2 in the fair value hierarchy) approximated $1,282,000 and $1,012,000 at September 30, 2012 and December 31, 2011, respectively, and is recorded as a current and long-term liability in the consolidated balance sheet. The Company determines the fair value of the interest rate swap by using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the instrument. The analysis reflects the contractual terms of the swap agreement, including the period to maturity and uses observable market-based inputs and uses the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments.

The following table provides details regarding the Company's derivative instruments at September 30, 2012:

Instruments	Balance Sheet location	Assets	Liabilities
Interest rate swap	Current liabilities	$-	$219,271
Interest rate swap	Long-term liabilities	$-	$1,063,065

The following table provides details regarding the approximate gains and losses from the Company's derivative instruments in the statement of operations, none of which are designated as effective hedging instruments:

Instrument	Statement of operations location	Three months ended September 30, 2012	Nine months ended September 30, 2012
Interest rate swap	Other income (expense)	$(83,165)	$(269,837)

The Company did not have any such expense for the comparative period September 30, 2011.

13.   DEFERRED POWER PURCHASE CONTRACT REVENUE

Woodstock Hills wind farm

The Woodstock Hills wind farm entered into a power purchase agreement (PPA) with Northern States Power (NSP) in 1997.  The agreement, among other things, requires NSP to purchase all of the electricity output from the Woodstock Hills wind energy generation facility over a 30-year period following its commercial operation date at rates provided in the agreement.  The commercial operation date has been deemed to be May 1, 2004.  The power purchase rates were set at a higher level in the early years of the agreement in order to assist Woodstock Hills in obtaining financing.  The PPA power purchase rates will range from $16 to $45 per megawatt hour over the remaining 23 years of the PPA term, with an average of approximately $29 per megawatt hour over the remaining duration of the agreement.

In accordance with our revenue recognition policy in Note 2, revenue levelization is used to recognize revenue from the electricity sales of Woodstock Hills.  Revenue deferred under this levelization calculation at September 30, 2012 was approximately $494,000.

At the time of acquisition of Woodstock Hills in April 2011, the power purchase rates in the PPA between Woodstock Hills and NSP were considered unfavorable when compared with market conditions at the time of the acquisition. As a result, an unfavorable contract liability of approximately $3,705,000 was recognized on the acquisition date.  The amount of this liability was determined based on what we estimated is the current market rate that power purchasers were paying for electrical power compared to the average PPA rate over the life of the contract, net of the fair value of the renewable energy credits that Woodstock Hills could be expected to realize during the term of the PPA. The net decrease to the unfavorable contract liability from the date of acquisition to September 30, 2012 was approximately $233,000.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

The Company has recorded the following long term liability in its financial statements in relation to the PPA:

	September 30, 2012	December 31, 2011*
Rate levelization adjustment	$493,972	$231,086
Unfavorable contract liabilities	3,472,101	3,489,287
Total	$3,966,073	$3,720,373

*Derived from December 31, 2011 audited financial statements

14.   STOCK-BASED COMPENSATION

The Company has an incentive compensation plan to provide stock options, stock issuances and other equity interests in the Company to employees, directors, consultants, independent contractors, and advisors of the Company and any other person who is determined by the Committee of the Board of Directors of the Company to have made (or expected to make) contributions to the Company. As of September 30, 2012, the Company has 1,387,111 shares available for award under the plan. In October 2012, the Company’s stockholders approved the increase in the maximum shares reserved under the plan to 4,500,000 shares from 2,897,111 shares subject to further requisite approvals.  As of the issuance of these financial statements, the Company has not obtained all requisite approvals to increase the reserved shares under the plan.

The Company has granted to key employees and directors of the Company 1,510,000 options to purchase common shares under the above plan.  In addition, the Company issued an additional 500,000 stock options to a director in June 2009 outside of the plan. The outstanding stock options carry an exercise price ranging from of $.77-$2.11 per share and expire ten years from the date of grant. Grants under the plan are discretionary and typically vest over four years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions, underlying price ranging from $.77 to $3.05, dividend yield of 0%, expected volatility ranging from 95% to 104%, risk-free interest rate ranging from .89% to 5.0%, and average expected life of 6 years. Based on the pricing model, the Company expensed approximately $148,000 and $323,000 of stock compensation in the nine month periods ended September 30, 2012 and 2011, respectively.

A summary of the Company’s stock option plan as of September 30, 2012 and changes during the nine-month period then ended is listed below:

	Number of option grants	Weighted Average Exercise Price
Outstanding at January 1, 2012	1,760,000	$1.69
Granted	250,000	.77
Exercised	-	-
Expired	-	-
Forfeited	-	-
Outstanding at September 30, 2012	2,010,000	$1.57

Options exercisable at the end of the period	1,797,500

As of September 30, 2012, there was approximately $93,000 total unrecognized compensation expense cost.  This cost is expected to be recognized over a weighted-average period of 3.5 years. The weighted average fair value of options granted during 2012 is $.53 per share. The Company had 1,606,250 options exercisable at a weighted average price of $1.66 per share at December 31, 2011. At September 30, 2012, the Company had 1,797,500 options exercisable at a weighted average price of $1.65 per share.

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

15.   BUSINESS SEGMENTS

The Company groups its operations into four business segments–Engineering Consulting, Wind Farm Development and Management, Wind Farm Ownership and Operation, and Consumer-owned Renewable Energy products.  The Company's business segments are separate business units that offer different products. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. Corporate assets include: cash and cash equivalents, short-term investments, deferred income taxes, and other assets.

The following is information for each segment for the nine months ended September 30, 2012:

	Engineering Consulting		Wind Farm Development and Management	Wind Farm Ownership and Operation		Consumer- Owned Renewable Energy		Consolidated
For the nine months ended September 30, 2012:
Wind farm development/management	$		$846,371	$		$		$846,371
Turbine sales and service							82,898	82,898
Consulting		2,244,572						2,244,572
Electricity Sales					2,175,283			2,175,283
Total revenue		$2,244,572	$846,371		$2,175,283		$82,898	$5,349,124

Income (loss) from operations		$166,912	$(1,983,778)		$468,360		$(179,700)	$(1,528,205)
Other expense, net			(132,597)		(764,548)		(12,276)	(909,421)
Income (loss) before income tax benefit		$166,912	$(2,116,375)		(296,188)		$(191,976)	$(2,437,627)

Identifiable assets at September 30, 2012		$1,893,368	$1,702,830		$26,446,333		$439,087	$30,481,618
Corporate assets								4,256,319
Total assets at September 30, 2012								$34,737,937

The following is information for each segment for the nine months ended September 30, 2011:

	Wind Farm Development and Management	Wind Farm Ownership and Operation		Consumer- Owned Renewable Energy	Consolidated
For the nine months ended September 30, 2011:
Wind farm development/management	$7,142,554	$		$0	$7,142,554
Turbine Sales and Service	359,035			302,495	661,530
Related party revenue	120,000				120,000
Electricity Sales			168,968		168,968
Construction contract revenue	2,810,454			33,650	2,844,104
Total revenue	$10,432,043		$168,968	$336,145	$10,937,156

Loss from operations	$4,638,460		$(345,795)	$(28,627)	$4,264,038
Other income (expense), net	(17,787)		(31,048)	(15,368)	(64,203)
Loss before income taxes	$4,620,673		$(376,843)	$(43,995)	$4,199,835

Identifiable assets at September 30, 2011	$8,870,632		$4,973,884	$620,864	$14,465,380
Corporate assets					8,672,788
Total assets at September 30, 2011					$23,138,168

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

16.   BUSINESS ACQUISITION

On April 30, 2012, the Company entered into a purchase agreement for the purchase of 100% of the membership equity interests of Power Engineers Collaborative, L.L.C. (“PEC”), which provides engineering services to clients in the energy, industry and building systems markets. The acquisition of PEC is a continuation of our strategy of acquiring complementary businesses and expands our professional service offerings. Our acquisition of PEC brings experience, significant expansion of our base business, and opportunity to offer increased capabilities beyond wind and into the full range of clean energy sectors including natural gas, biomass, waste-to-energy, medium-to-large on-site solar, and support to larger wind farm construction. PEC also provides us with cross-selling opportunities that are believed to lead to additional growth across our subsidiaries.  These factors contribute to the goodwill related to the acquisition.

 Pursuant to the Purchase Agreement, the Company purchased the membership interests for a total consideration paid of $1,385,000 consisting of:  (i) cash in the amount of $750,000, and (ii) contingent consideration as follows: an additional cash amount of $250,000, and  500,000 shares of common stock of the Company valued at $.77 per share price at the closing date (stock value $385,000).   The contingent consideration will be earned by the sellers of the PEC interests provided that PEC meets certain performance targets for revenue and earnings. It is the Company’s expectation that PEC will meet these performance targets and as such, the contingent consideration has been included in the acquisition price of the net assets acquired. In addition, the purchase agreement allows for the sellers of the PEC interests to receive cash installments over the remainder of 2012 for working capital that exceeded a $300,000 targeted working capital amount. Such installment payments are approximately $1,000,000 in total.

The acquisition is being accounted for under the acquisition method and, accordingly, the operating results for PEC have been included in the consolidated statements of earnings from the date of acquisition. The assets and liabilities of PEC were recorded at their respective estimated fair values as of the date of the acquisition using generally accepted accounting principles for business combinations. The fair value of the total consideration paid at the acquisition date was $1,385,000, exclusive of payments owed to the former owners.  The Company used a combination of the market and cost approaches to estimate the fair values of the PEC assets acquired and liabilities assumed. The goodwill acquired as a part of the acquisition is deductible for tax purposes and will be allocated to the Engineering Consulting segment.

The following table summarizes the estimated fair values of PEC’s assets acquired and liabilities assumed, effective April 30, 2012, the date the Company obtained control of PEC.

Accounts receivable	$829,744
Other current assets	134,915
Work-in-progress	594,848
Property and equipment	78,400
Goodwill	214,090
Intangible assets	797,189
Other assets	8,198
Total identifiable assets acquired	2,657,384
Accounts payable and other liabilities	(94,206)
Accrued expenses	(158,166)
Due to former owners	(1,020,012)
Total liabilities assumed	(1,272,384)
Net assets acquired	$1,385,000

JUHL WIND, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

Unaudited proforma results of operations for the nine months ended September 30, 2012 and 2011 as if the Company had acquired majority ownership of PEC on January 1, 2011 are as follows. The proforma results include estimates and assumptions which management believes are reasonable. However, proforma results are not necessarily indicative of the results that would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

	September 30, 2012	September 30, 2011
Net revenue	$7,862,608	$15,180,478
Net income (loss)	$(1,590,884)	$2,527,466

17.           ISSUANCES OF COMMON STOCK IN CONNECTION WITH AN EQUITY LINE

On June 15, 2012, the Company entered into a Purchase Agreement with Lincoln Park Capital Fund, LLC (“LPC”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, LPC is committed to purchase up to an aggregate of $10,000,000 of our shares of common stock over the 30-month term of the Purchase Agreement.  The Company must first register under the Securities Act the resale by LPC of any shares to be sold to LPC. In October 2012, the Company’s registration statement went effective with regard to the sale by LPC of any common stock issuable under the Purchase Agreement. Thereafter, over 30 months, and subject to certain terms and conditions in the Purchase Agreement, the Company has the right to direct LPC to make periodic purchases of up to 500,000 shares of our common stock per sale depending on certain conditions as set forth in the Purchase Agreement as often as every two business days up to the aggregate commitment of $10,000,000.

The purchase price of the shares will be based on the market prices of the Company’s common stock immediately prior to the time of sale as computed under the Purchase Agreement. In no event, however, will LPC be obligated to purchase shares of common stock under the Purchase Agreement at a price of less than $.65 per share. The Company may, at any time, and in its sole discretion, terminate the Purchase Agreement without fee, penalty or cost upon notice to LPC. LPC may not assign or transfer its rights and obligations under the Purchase Agreement. There are no trading volume requirements, and the Company will control the timing and amount of any sales of common stock to LPC. As of September 30, 2012, no shares have been issued in conjunction with this arrangement.

In consideration for entering into the Purchase Agreement, we issued to LPC 407,332 shares of common stock in April 2012 as initial commitment shares, valued at $244,399 at the closing date. This amount has been recorded as a deferred offering expense and will be amortized based on actual usage of the equity line.

Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this report. Important factors that may cause actual results to differ from projections include, but are not limited to, for example: adverse economic conditions, inability to raise sufficient additional capital to operate our business, delays, cancellations or cost overruns involving the development or construction of our wind farms, the vulnerability of our wind farms to adverse meteorological and atmospheric conditions, unexpected costs, lower than expected sales and revenues, and operating defects, adverse results of any legal proceedings, the volatility of our operating results and financial condition, inability to attract or retain qualified senior management personnel, expiration of certain governmental tax and economic incentives, and other specific risks that may be referred to in this report. It is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement. All statements, other than statements of historical facts, included in this report regarding our expectations, objectives, assumptions, strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements. When used in this report, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this report. We undertake no obligation to update any forward-looking statements or other information contained herein. Stockholders and potential investors should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. Information regarding market and industry statistics contained in this report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Definitions

“We,” “Our,” “us” and similar expressions refer to the Company and its subsidiaries as the context requires as follows:
Juhl Wind or the Company	Juhl Wind, Inc., a Delaware corporation (formerly MH & SC Incorporated)
Juhl Energy Development	Juhl Energy Development, Inc., a Minnesota corporation
Juhl Energy Services
Juhl Energy Services, Inc.,
a Minnesota corporation (formerly known as DanMar and Associates, Inc.)
Juhl Energy Development and July Energy Services are referred to separately prior to our share exchange transaction on June 24, 2008, in which Juhl Energy Development and Juhl Energy Services became wholly-owned subsidiaries and Juhl Wind became successor to the business of Juhl Energy Development and Juhl Energy Services, after giving effect to the share exchange transaction

NextGen	Next Generation Power Systems, Inc., a South Dakota corporation , which we acquired on October 31, 2008 and which is now our wholly-owned subsidiary
Juhl Renewable Assets	Juhl Renewable Assets, Inc., a Delaware corporation (formerly known as Juhl Wind Asset Investment, Inc. and Juhl Wind Project Lending, Inc.), our wholly-owned subsidiary formed on May 19, 2010
Juhl Renewable Energy Systems	Juhl Renewable Energy Systems, Inc., a Delaware corporation, our wholly-owned subsidiary formed on February 2, 2012
Valley View	Valley View Transmission, LLC, a Minnesota limited liability company, of which Juhl Renewable Assets, Inc. indirectly holds a 32.6% interest
Woodstock Hills	Woodstock Hills, LLC, a Delaware limited liability company, of which we acquired a 99.9% interest on April 28, 2011, and which is now a subsidiary of Juhl Renewable Assets, Inc.
Winona Wind
Winona Wind Holdings, LLC,
a Minnesota limited liability company which we acquired on October 13, 2011, and which is now a wholly-owned subsidiary of Juhl Renewable Assets, Inc. and which owns 100% of Winona County Wind, LLC, the operator of the wind farm

PEC	Power Engineers Collaborative, LLC, an Illinois limited liability company, which we acquired on April 30, 2012 and which is now our wholly-owned subsidiary

ELECTRICAL POWER ABBREVIATIONS

kW	kilowatt or 1,000 watts of electrical power
MW	megawatt or 1,000 kW of electrical power
GW	gigawatt or 1,000 MW of electrical power
TW	terawatt or 1,000 GW of electrical power;
kWh MWh GWh TWh	An hour during which 1kW, MW, GW or TW, as applicable, of electrical power has been continuously produced.
Capacity	Rated capacity
NCF
Net capacity factor, or the measure of a wind energy project’s actual production expressed as a percentage of the amount of power the wind energy project could have produced running at full capacity for a particular period of time

PTC	Production tax credit under the American Recovery and Reinvestment Act
REC	renewable energy certificate or other renewable energy attribute, as the context requires

Overview of Our Business

Juhl Wind is an established leader in community wind power development and management, focused historically on wind farm projects throughout the United States. We handle all aspects of wind project development, through our operating subsidiaries, including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations and maintenance for completed wind farms, which results in multiple revenue streams. Our primary focus has been to build 5 MW to 80 MW wind farms that are jointly owned by local communities, farm owners, environmentally-concerned investors, and our Company. The wind farms are connected to the general utility electric grid to produce clean, environmentally-sound wind power. Our development of community wind power systems generally results in landowners owning a portion of the long term equity in the wind farm that resides on their land. We pioneered community wind power systems in developing the currently accepted financial, operational and legal structure providing local ownership of medium to large scale wind farms. Since 1999, we have completed 21 wind farm projects, accounting for approximately 195 megawatts of wind power that currently operate in the Midwest region of the United States, and we provide operation management and oversight to wind generation facilities generating approximately 107 megawatts, through our subsidiary, Juhl Energy Services. We are presently engaged in various aspects of the development of approximately 25 new wind farm projects in the United States totaling approximately 400 megawatts of wind power. In the second quarter of 2012, we acquired, through Juhl Energy Development, the assets of two early stage development wind farms located in Ohio, representing approximately 7.6 megawatts of wind power.

Historically, our wind power projects are based on the formation of partnerships with the local owners upon whose land the wind turbines are installed. Over the years, this type of wind power has been labeled “community wind power” because the systems are locally owned by the landowners (often farmers). Community wind power is a specialized sector in the wind energy industry that differs from the large, utility-owned wind power systems that are also being built in the United States. Community wind power is a form of community-based energy development (C-BED). Various states, including Minnesota and Nebraska (where we have projects in development), have enacted C-BED initiatives, which include mechanisms to support community wind power and are intended to make it easier for community wind power projects to be successful without putting an excessive burden on utilities. Therefore, community wind power is both environmentally sustainable and provides an economic stimulus for the rural areas that it encompasses.

Our business and operating strategy, among other things, is to continue to leverage our portfolio of existing community wind power projects, develop new wind farm projects located in the United States, and take equity ownership positions in existing community-based wind farms. We take projects where the following important conditions exist for successful developments: acceptable wind resources, suitable transmission access, and an appropriate regulatory framework providing acceptable power purchase agreements and long-term utility agreements. Based on our pipeline of projects, we believe that we will continue to develop projects and will grow the number of wind farms for which we are providing operational oversight. We expect that the continued growth in our project pipeline will act as a key competitive advantage as the community wind power industry grows throughout the United States.  However, there will be volatility in the wind industry for reasons expressed below under Factors Affecting Our Operating Results.  Further, we believe that there are existing wind farms that are or will become available for sale by equity owners who have fully utilized the tax attributes or no longer have the desire to continue ownership.

We continue to evolve our strategy and increase our portfolio capacity through acquisitions that complement and support our core business and take advantage of the growth occurring in the wind industry, including wind farm management and turbine maintenance services, as well as related business services, such as engineering and consulting services. In 2011, as part of our acquisition strategy, we acquired ownership of existing wind farms, through our wind farm ownership and operations subsidiary, Juhl Renewable Assets, that fit our distributed generation model and the size of projects that we typically develop. We believe that the ownership of community wind farms (in part or in whole) will provide an ability to expand our services to wind farm operations and to create recurring annual revenue streams for our business.

During the second quarter of 2012, we continued our strategy of acquiring complementary businesses by acquiring an engineering firm, Power Engineers Collaborative, LLC (“PEC”) which is now our wholly-owned subsidiary, and expanded our professional service offerings. Our acquisition of PEC brings experience, significant expansion of our base business and opportunity to offer increased capabilities beyond wind and into the full range of clean energy sectors including natural gas, biomass, waste-to-energy, medium-to-large on-site solar, and support to larger wind farm construction. PEC also provides us with cross-selling opportunities that we believe will lead to additional growth across our subsidiaries.

As part of our strategy, we will use our position in the renewable energy space to advance conservation technologies focused on smaller scale wind and solar systems, through our subsidiary, Juhl Renewable Energy Systems, to consumers and agricultural-related businesses, directly and through a dealer network.

Our evolving business and operating strategy will rely heavily on the expertise of our management team. Our Chairman and Principal Executive Officer, Daniel J. Juhl, was one of the creators of community wind power in the United States. In addition to Mr. Juhl’s expertise in the wind power field developed during the course of his activity in the industry since 1978, John Mitola, our President, is also considered an expert in the energy field having focused his career on energy efficiency, demand side management and independent power development. Mr. Mitola has significant experience in the energy industry and electric industry regulation, oversight and governmental policy. The visibility of Mr. Juhl and Mr. Mitola in the wind industry will maximize the quantity and quality of projects available for consideration.

OVERVIEW OF OPERATING SUBSIDIARIES

As discussed in detail throughout this filing, we provide the following portfolio of services and products, as part of the following operating subsidiaries, which allows us to diversify our offerings and benefit from tiered revenue streams:

Juhl Renewable Assets – Renewable Assets Ownership

Through Juhl Renewable Assets, we acquire ownership positions in wind farms, and invest in other related industries that meet our renewable energy criteria. We utilize our unique knowledge base to acquire new and existing wind farms, thus building an asset base with a predictable revenue stream. As discussed herein, Juhl Renewable Assets has taken an ownership position in the following wind farms: the 10 MW Valley View wind farm (February 2011), the 10.2 MW Woodstock Hills wind farm (April 2011), and the 1.5 MW Winona wind farm (October 2011).

In this subsidiary, we also look to revenue contribution through acquisition of related business services that provide strong operating margins, such as engineering, consulting and related facilities.

We expect to raise funds to purchase such wind and related assets through the selling of preferred stock in Juhl Renewable Assets. We are currently in the due diligence phase with an investment banking firm in connection with this raise.

Juhl Energy Development - Wind Farm Development

Through Juhl Energy Development, we provide full development services for community wind farms, including the following: initial feasibility studies and project design; formation of required land rights agreements to accommodate turbine placement on each project’s specific farm land, assisting in applying for applicable environmental, zoning and building permits for the project; studies, design and agreements with utilities; turbine selection and delivery coordination; negotiation and execution of power purchase agreements; access and consultation regarding construction financing; coordination of vendor terms, including vendor financing; introduction to equity and debt project financing services; construction oversight and balance of plant construction services; and project commissioning. Revenue is recognized on a completed contract basis.

Since 1999, we have completed 21 wind farm projects, accounting for approximately 195 megawatts of wind power currently operating in the Midwest region of the United States. We are presently engaged in various aspects of the development of approximately 25 new wind farm projects in the United States totaling approximately 400 megawatts of wind power. In the second quarter of 2012, we acquired, through Juhl Energy Development, the assets of two early stage development wind farms located in Ohio, representing approximately 7.6 megawatts of wind power. In the third quarter of 2012, we acquired the assets of a 20 MW early stage development project located in Illinois.

Juhl Energy Services - Wind Farm Operations and Maintenance Services

Through Juhl Energy Services, we earn revenue through administrative, management and maintenance services agreements with wind generation facilities, and such revenues are recognized as the in-field services are provided. We can either provide services to wind farms that we have developed, or contract with existing wind farms that we have not developed. Currently, Juhl Energy Services provides operation management and oversight to wind generation facilities generating approximately 107 megawatts.

Juhl Renewable Energy Systems - Small Scale Renewables

Through Juhl Renewable Energy Systems, we specialize in advanced conservation technologies focused on smaller scale wind and solar energy systems. Juhl Renewable Energy Systems is focused on the sales and installation of our on-site renewable energy systems, including Solarbank™, a proven on-site solar system; Powerbank™, a simple onsite backup power system, and a newly designed wind turbine in prototype stage, which we consider one of the industry’s most advanced medium scale wind turbines at approximately 35 kW. Juhl Renewable Energy Systems handles projects from start to finish, including design, sales, assembly and service. Juhl Renewable Energy Systems plans to provide several financing structures including its ongoing system ownership at customer sites while delivering guaranteed operations and savings to end-user customers.

Next Generation Power Systems – Refurbished Turbines and Maintenance Support

Next Generation Power Systems is in the business of refurbishing turbines and maintaining this fleet. We do not expect to sell additional refurbished turbines but periodically we are requested to perform work on turbines previously sold to customers.

Power Engineers Collaborative – Engineering Services
Through our most recently acquired wholly-owned subsidiary, Power Engineers Collaborative, we provide engineering services to clients, which include electric utilities, independent power producers, and industry and building systems. PEC's core business includes aiding clients in site selection, environmental permitting, equipment studies, preparation of contract documents, bid evaluation, contract awards, preparation of detailed construction documents, design of auxiliary facilities, engineering services during construction, and training of operating and maintenance personnel. The Building Systems Engineering Division (“BSE”) extends these capabilities and focuses them toward the Mechanical, Electrical, Plumbing ("MEP"), Fire Protection, and energy-related needs of the commercial, residential and institutional sectors. PEC's MEP work experience ranges from interior developments to high-rise new construction. Business sectors include commercial, retail, data and communication, K-12 and higher educational, food service, high-rise development, hotel, multi-family residential, industrial, geothermal heat pump systems, power, municipal, public works, and parking facilities. PEC offers clients services in all phases of an MEP project including permitting, conceptual design, project management and detailed design and construction commissioning start-up.

Factors Affecting Our Operating Results

Demand

Political factors have stressed the importance of renewable energy and U.S. energy independence, causing the demand for wind power in the United States to grow rapidly over the last several years. We expect that the growth of wind power developments will be hampered over the next two years due to uncertainty over the direction of U.S. energy policies and low natural gas prices. At the date of this report, Congress has not extended programs such as the production tax credit (PTC) or cash grant program. These programs, which expire at the end of 2012, provide material incentives to develop wind energy generation facilities. The uncertainty with respect to extension of these credits and incentives has placed the wind industry in a tentative position. The development of wind energy projects requires extensive lead time, and the failure of Congress to extend or renew these incentives beyond the current 2012 expiration dates has already interrupted potential wind energy installations planned for 2013, as developers are shelving plans for wind projects. We expect that further Congressional delay on action to renew or extend these incentives will likely result in additional deferral of wind energy generation facility development and will likewise negatively impact the demand for wind turbines, towers, and related components. As a result, the continued Congressional delay or failure to extend or renew these or similar incentives in the future could have a material adverse impact on our business, results of operation, financial performance and future development efforts of wind energy projects.

Although development of wind farms has been incentivized over the past 20 years by the PTCs and that the PTC’s are now set to expire, we believe there still is impetus in the United States to increase its generation of electrical power through renewable energy means. We believe that the market for community wind power and distributed generation projects will be maintained as a model for ongoing installations of wind power given the constraints of transmission capacity and utility power purchases that are currently affecting the growth of larger scale projects.

Growth in wind power is being driven by several environmental, socio-economic and energy policy factors that include:

•
ongoing increases in electricity demand due to population growth and growth in energy consuming devices such as computers, televisions and air conditioning systems, as coal and oil resources need replacing;

•
the fluctuating costs of the predominant fuels required to drive the existing fleet of conventional electric generation such as coal, natural gas, nuclear and oil, especially as recent low (subsidized) wind prices are roughly competitive with natural gas;

•
existing and growing legislative and regulatory mandates for “cleaner” forms of electric generation, including state renewable portfolio standards and the U.S. federal tax incentives for wind and solar generation, including the Recovery and Reinvestment Act enacted in February 2009 (although PTCs are set to expire at December 31, 2012, unless extended by Congress) ;

•
the expectancy that the Environmental Protection Agency will enact regulations and standards accelerating the retirement of aging coal plants and impacting the life of natural gas plants, thus increasing the need for replacement of resources;

•	uncertainty surrounding the growth potential of nuclear power plants;

•	wind projects have shorter development timeframe than natural gas plants and have greater flexibility to adapt to changing conditions;

•	worldwide concern over greenhouse gas emissions and calls to reduce global warming due to the carbon dioxide produced by conventional electric generation; and

•
newer wind turbine models are becoming more efficient (such as advances in wind turbine blade aerodynamics, development of variable speed generators, advances in remote operation and monitoring systems, improvements in wind monitoring and forecasting tools and advances in turbine maintenance) and offer improved capacity factors, and together with cost competition among suppliers, wind power systems have become more competitive with coal and gas on a dollar-per-megawatt-hour basis.

We can provide full-scale development of wind farms across the range of required steps including performing initial feasibility studies, assisting in power purchase agreement negotiations, arranging equity and debt project financing, providing equipment and construction services, and managing operations. Further, we will continue to develop our capabilities in the renewable energy space with development of distributed generation projects, such as wind facilities that can be utilized by large corporations interesting in being green, or solar projects. Thus, we believe it is necessary to evolve and diversify in our asset, product and service portfolio to reduce our exposure to uncertainty related to the extension or renewal of tax incentives and other favorable governmental policies currently supporting the U.S. wind industry.

Debt and Equity Financing Markets

Although demand for wind power is likely to increase for reasons described above, arranging project financing, particularly construction financing, has become increasingly difficult. The timing of the Company’s construction and turbine supply revenues associated with the development of wind farms is heavily impacted by the ability to complete debt and equity financing arrangements.

Wind farm development projects are dependent on the ability to raise debt and equity financing to fund the turbine and substation components, construction costs and other development expenses. We assist project owners in identifying sources of debt and equity capital as a part of our development efforts. We have expended significant efforts on behalf of our construction-ready wind farm projects to identify sources of debt and equity financing in order to proceed to the actual construction phase. The debt and equity sources include some financiers who are based in foreign countries and have experience in wind energy projects. It is our belief that many community wind farm project owners and developers across the U.S. are facing similar difficulties in arranging project financing as well, particularly construction financing. The difficulties in obtaining project financing is especially evident within banking institutions who have liquidity issues resulting from the recent recessionary conditions and a banking crisis that has led to U.S. government bailout programs in 2008. In light of the difficulties in arranging project financing, we are observing that turbine suppliers are also becoming a source of capital in the construction financing of wind farm projects. We expect credit conditions to improve and we will assist project owners in examining federal and loan guarantee programs as an additional means of securing project financing.

Our wind farm development projects are financed with a combination of debt, tax equity financing and other equity capital. At the initial stage of a project's development, we use a combination of equity capital and turbine supply loans to cover development expenses and turbine costs. Turbine supply loans are employed to finance a majority of the cost of a project's turbines. Once a project moves to the construction phase, we use a combination of equity capital and construction loans to finance the construction of the project, and also using our balance sheet and the resources of subcontractors for funding balance of plant and start-up costs. Proceeds from the construction loans are typically used to fund construction and installation costs as well as to retire the turbine supply loans. Finally, once a project is complete and commercial operations begin, we permanently finance the project through a combination of term loans, tax equity financing transactions or other fixed-rate mezzanine capital, the proceeds of which are used to retire the construction loans and pay other service providers.

Further, we expect that with the elimination of the PTCs on December 31, 2012 (unless an extension is passed by Congress), financing will shift from unleveraged tax equity to more traditional project financing which has proven difficult. Thus, alternative financing arrangements, such as vendor financing for construction costs, will become imperative in any wind development project, which is a type of financing we have used for a number of our projects. This has also caused our revenue levels to fluctuate as wind farm development fees is significantly affected by the investment and financing of projects.

We believe that we have the ability to raise additional preferred stock monies through our subsidiary, Juhl Renewable Assets, and deploy this capital into our future project developments, and that there is sufficient interest by individual investors and private equity funds that desire to make renewable energy investments with a fixed rate of return.

Site Selection

Wind is intermittent and electricity generated from wind power can be highly variable. Good site selection and advantageous positioning of turbines on a selected site are critical to the economic production of electricity by wind energy. In our experience, the primary cost of producing wind-powered electricity is the turbine equipment and construction cost. As an intermittent resource, wind power must be carefully positioned into the electric grid along with other generation resources and we believe Juhl Wind has demonstrated the expertise necessary to work with local electric utilities to affect the proper integration plan. As such, we intend to continue to identify new sites to produce wind energy through the community wind power model throughout the United States and Canada with a focus on the Midwestern region of the U.S.

Site selection also includes identification of sites that we believe may be suitable for development, and basic analysis of site viability for wind development projects. We make initial assessments of potential sites for our community wind farms based on a number of criteria, including topography; wind resource suitability; construction access; access to transmission networks; site size; land ownership; and environmental, zoning and other local and state laws and regulations. We make these assessments taking into account our business and operating strategy. We then proceed with an initial environmental screening, usually conducted on the basis of public available information and sometimes supplemented with a site visit by a qualified professional to identify environmentally sensitive areas. Once a site passes this initial review, we begin more detailed site-specific environmental assessments in connection with our permitting efforts, and establish constraints for turbine siting and civil and site engineering. These typically include detailed mapping and other studies, all aimed at ensuring that we may safely operate a potential project without detrimental impact on the local environment.

Our site selection effort is based on establishing close working relationships with local permitting authorities, communities and other local stakeholders, such as farmers. We believe that by entering into dialogue with these groups early, we are better able to incorporate local concerns into our site assessment, leading to effective permit applications and expedited completion of our projects. We believe our ability to understand and interpret site information has been and will continue to be a key factor in our success in identifying desirable project sites for our community wind farm developments.

Recent Developments in Federal Tax and Economic Incentives

American Recovery and Reinvestment Act of 2009. On February 13, 2009, the U.S. Congress passed a stimulus package known as the American Recovery and Reinvestment Act of 2009 (the “Recovery Act”). Approximately $40 billion in spending was appropriated for clean energy initiatives and an additional $20 billion estimated for new and modified tax incentives. According to a discussion at Windindustry.org, the Recovery Act’s goal opens up new sources of funding for renewable energy at a time when the wind energy industry is set for even more growth. The Recovery Act contains a number of provisions that focus on the growth of the wind industry. Some of the pertinent provisions of the Recovery Act include the following: (i) three-year extension of the federal wind energy production tax credit (PTC) so that eligible projects placed in service by the end of 2012 will qualify for the credit; (ii) option for a thirty percent (30%) investment tax credit (ITC) instead of the PTC; (iii) option to convert the ITC into a cash grant for wind projects placed in service before 2013 (“1603 Cash Grant”); (iv) elimination of the dollar cap on residential small wind and solar for ITC purposes; and (v) additional loan guarantees, bonds and tax incentives. These programs enacted under the Recovery Act allow community wind farms, such as our Company, to take advantage of funding opportunities created as a result of the initiatives introduced under the Recovery Act.

The Recovery Act removes the $4,000 cap on small wind credit so taxpayers can now take the full 30% credit for a qualified small wind system. It also provides for an additional $1.6 billion for Clean Renewable Energy Bonds (CREBs) that are used to finance renewable energy. Previously, these bonds had been given at 0% interest rate, and the bondholder received a tax credit in lieu of bond interest.

1603 Cash Grant Program. This program had the potential to attract more investors who may not have enough passive activity income to realize the PTC. The 1603 Cash Grant program means the value of the ITC can be realized, even if the taxpayer cannot take advantage of the credit. Which credit a taxpayer uses will depend upon an analysis of the project revenue and cost projections as well as analysis of the investor tax appetite.

Further, on December 17, 2010, President Obama, as part of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, signed into law a one-year extension of the popular renewable energy cash grant in lieu of tax credit program established by Section 1603 of the Recovery Act. To qualify for a cash grant under the extended program, a taxpayer must place "specified energy property" in service in 2009, 2010, or 2011, or after 2011 if construction begins in 2009, 2010, or 2011 provided such property is placed in service by the end of 2012 (for wind projects), 2013 (for closed- and open-loop biomass, geothermal, landfill gas, municipal solid waste, qualified hydropower, and marine and hydrokinetic facilities), or 2016 (for solar projects).

The cash grant program allowed us to enhance our ability to attract equity investors for our community wind projects; however, as noted below, the 1603 Cash Grant program has not been extended.

Production Tax Credits (PTC). The PTC provides wind energy generators with a credit against federal income taxes, annually adjusted for inflation, for the duration of ten years from the date that the wind turbine is placed into service. In 2011, the PTC was $22 per megawatt hour (or 2.2 cents per kilowatt hour). Wind energy generators with insufficient taxable income to benefit from the PTC may take advantage of a variety of investment structures to monetize the tax benefits.

The PTC was originally enacted as part of the Energy Policy Act of 1992 for wind parks placed into service after December 31, 1993 and before July 1, 1999. The PTC subsequently has been extended six times, but also has been allowed to lapse three times (for periods of three, six and nine months) prior to retroactive extension. Currently, the PTC is scheduled to expire on December 31, 2012. This expiration date reflects a three-year extension passed under the American Recovery and Reinvestment Act enacted in February 2009. According to American Wind Energy Association’s “Wind Power Outlook 2010,” a new incentive was added as part of the 2009 expansion of the PTC under the Recovery Act. This provision as passed gave wind farm developers the option to receive a direct payment from the government, rather than the previously existing PTC. This provision provided more than $1.5 billion capital to different wind projects in 2009. According to the AWEA’s “Top 10 for 2011” press release, the year 2011 ended without another extension of the PTC; however, the movement for an extension has gathered momentum as bipartisan legislation seeking to grant a four-year PTC extension was introduced in Congress at the end of 2011. At the time of this report, an extension has not been passed by Congress.

If the PTC is not extended, a December 2011 report by Navigant Consulting for the AWEA predicted that wind investment projects would decrease by two-thirds. While this prediction represents a smaller drop than the 73% to 98% drop in wind investment projects which occurred during previous years when the PTC lapsed, it would no doubt still have a negative effect on the wind industry. For example, the CEO of the AWEA released a February 2012 statement asserting that failure to extend the PTC would result in the loss of 37,000 American jobs.

Accelerated Tax Depreciation. Tax depreciation is a non-cash expense meant to approximate the loss of an asset’s value over time and is generally the portion of an investment in an asset that can be deducted from taxable income in any given tax period. Current federal income tax law requires taxpayers to depreciate most tangible personal property placed in service after 1986 using the modified accelerated cost recovery system, or MACRS, under which taxpayers are entitled to use the 200% or 150% declining balance method depending on the class of property, rather than the straight line method. Under MACRS, a significant portion of wind park assets is deemed to have depreciable life of five years which is substantially shorter than the 15 to 25 year depreciable lives of many non-renewable power supply assets. This shorter depreciable life and the accelerated and bonus depreciation methods result in a significantly accelerated realization of tax depreciation for wind parks compared to other types of power projects. Wind energy generators with insufficient taxable income to benefit from this accelerated depreciation often monetize the accelerated depreciation, along with the PTCs, through forming a limited liability company with third parties. In addition, the 2010 Tax Relief Act allows 100% bonus depreciation for qualified wind farm assets put in service after September 8, 2010 and before January 1, 2012. For 2012, bonus depreciation is still available, but the allowable deduction reverts from 100% to 50% of the eligible basis.

Expiration of Certain Federal Tax and Economic Incentives

At the date of this report, Congress has not extended programs such as the production tax credit or cash grant program. These programs, which expire at the end of 2012, provide material incentives to develop wind energy generation facilities. The uncertainty with respect to extension of these credits and incentives has placed the wind industry in a tentative position. The development of wind energy projects requires extensive lead time, and the failure of Congress to extend or renew these incentives beyond the current 2012 expiration dates has already interrupted potential wind energy installations planned for 2013, as developers are shelving plans for wind projects (as discussed above under Production Tax Credits). We expect that further Congressional delay on action to renew or extend these incentives will likely result in additional deferral of wind energy generation facility development and will likewise negatively impact the demand for wind turbines, towers, and related components. As a result, the continued Congressional delay or failure to extend or renew these or similar incentives in the future could have a material adverse impact on our business, results of operation, financial performance and future development efforts of wind energy projects. Thus, we believe it is necessary to evolve and diversify in our asset, product and service portfolio to reduce our exposure to uncertainty related to the extension or renewal of tax incentives and other favorable governmental policies currently supporting the U.S. wind industry.

Federal Legislative/Regulatory Developments

Clean Energy Standard Act of 2012 (proposed legislation). With the expiration of certain federal tax and economic incentives, it is key to the growth of the renewable energy industry that federal legislation to establish a national clean and/or renewable energy standard remains in consideration. On March 1, 2012, the Clean Energy Standard Act of 2012 (the “CES”) was introduced by Senator Jeff Bingaman (D-NM) that would create a federal clean energy standard. The CES proposal would increase the amount of low-carbon power produced in the United States to 80% by 2035. The CES proposal includes all low-carbon sources of power and relies on utilities holding “clean energy credits” for a certain percentage of their sales, maxing out at 80% in 2035. According to the Energy Information Administration, a well-designed CES proposal would reduce carbon dioxide emissions in the power sector by 43 percent. The CES proposal has the support of the energy industry, including the American Wind Energy Association. We believe as the U.S. energy policy is in a constant state of change, this proposed new legislation would provide long term security and clean energy, benefitting all forms of electric generation, including wind and solar. There are no assurances that this legislation or any similar legislation will be enacted.

Basis of Presentation

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

We acquired the wind farm development and management business of Juhl Energy Development and Juhl Energy Services, and Juhl Energy Development and Juhl Energy Services became our wholly-owned subsidiaries. For accounting purposes, Juhl Energy Development was the acquirer in the share exchange transaction, and consequently the transaction is treated as a recapitalization of the company. Juhl Energy Services was accounted for in a manner similar to pooling of interests due to common control ownership.

In October 2008, we acquired all of the issued and outstanding shares of common stock of NextGen. Our acquisition of NextGen was accounted for in a manner similar to pooling of interests due to common control ownership.   The activities of NextGen in 2012 have been minimal as we have had limited activity through performing periodic maintenance services on refurbished turbines that were sold previously by NextGen.

On May 19, 2010, we formed Juhl Renewable Assets, Inc. ("Juhl Renewable Assets" formerly Juhl Wind Asset Investment, Inc. and Juhl Wind Project Lending, Inc.), in the state of Delaware, as our wholly-owned subsidiary. Juhl Renewable Assets revenue and expense activities are reported on our financial statements on a consolidated basis in a similar manner as to Juhl Energy Services, Juhl Energy Development and NextGen.

On April 29, 2011, we acquired 99.9% of the membership interests of Woodstock Hills LLC (“Woodstock Hills”), a 10.2 MW wind energy facility. The financial activities of Woodstock Hills have been consolidated into our financial statements subsequent to the purchase date.

On October 13, 2011, Juhl Renewable Assets became a 100% equity owner in Winona Wind Holdings, LLC (“WWH”), which in turn owns 100% of the Winona County Wind, LLC (“WCW”), the operator of a 1.5 MW wind energy facility. Prior to this acquisition, we had been consolidating the financial activities of WCW as a variable interest entity. The financial activities of WWH and WCW were already incorporated into our consolidated financial statements prior to this acquisition.

In February 2012, we established Juhl Renewable Energy Systems, Inc. (“JRES”) to develop our own small scale wind turbine and solar-related products and services. JRES has not recorded revenues to-date as it has been in the process of developing product ideas, prototyping wind and solar products, and performing the necessary business requirements surrounding the manufacturing, distribution and support of such products.

On April 30, 2012, Juhl Wind became the sole equity owner in Power Engineers Collaborative, L.L.C., an Illinois limited liability company (“PEC”), which provides engineering services to clients in the energy, industry and building systems markets. The financial activities of PEC have been consolidated into our financial statements subsequent to the purchase date.

Generally accepted accounting principles require certain variable interest entities (“VIE”s) to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Juhl Wind has determined that Valley View Transmission, LLC (“Valley View”), a 10 MW wind farm that reached commercial operation in November 2011, is a VIE and that Juhl Wind is the primary beneficiary. Our financial statement footnotes describe in more detail the considerations made in determining that Valley View is a VIE, including the equity investment made in the Valley View project at the time of commercial operation.

Woodstock Hills, Valley View and Winona are wind energy generating facilities and in that regard, those activities are considered a business segment in our financial statement disclosures called Wind Farm Ownership and Operation. PEC is considered a new business segment called Engineering Consulting Services.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated interim financial statements and related notes included in this report.

Significant Accounting Estimates

We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustment prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of consolidated financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recorded from the development agreements and construction contract revenue; realizability of accounts and promissory notes receivable; valuation of deferred tax assets, stock based compensation and warrants, asset retirement obligations, determination of the primary beneficiary of a variable interest entity, the assumptions used in the impairment analysis of long-lived assets and goodwill, derivative instruments, and other contingencies. Revenue from the development agreements is adjusted to reflect actual costs incurred by the project upon the commercial operation date. Accordingly, actual revenue may differ from previously estimated amounts, and such differences may be material to the financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

Our management has discussed the development and selection of these significant accounting estimates with our board of directors and our board of directors has reviewed our disclosures relating to them.

Results of Operations

Comparison of Three-Month Periods and Nine-Month Periods Ended September 30, 2012 and September 30, 2011

Overview

Our general activity during the third quarter of 2012 was primarily focused on the following activities:

Development Service Agreements

We focused on developing five wind farm projects comprising approximately 50 MW of development in Midwestern or eastern regions of the United States.  This allows us to diversity our development portfolio by adding projects throughout North America and in the regions that generally experience higher electric rates.

Specifically, during 2012, Juhl Energy Development has acquired or is in the process of acquiring substantially all of the assets relating to the development, construction and/or operation with respect to the following wind farms:

•	approximately 4 MW wind energy project on a site located in Painesville, Ohio;
•	approximately 20 MW wind energy project on a site in Cass County, Illinois; and
•	approximately 4 MW wind energy project on a site located in Russells Point, Ohio.

At September 30, 2012, we had no community wind farm projects under construction.  We continue to provide development services for various wind energy projects in our development pipeline and obtaining rights to co-develop future projects with other developers who do not have the capital, reputation and resources necessary to complete their project opportunities.  This will include evaluating opportunities with corporations who are interested in purchasing power as a part of green energy initiatives within their corporate strategy.

Consumer-Owner Renewable Energy Segment

During the quarter ended September 30, 2012, JRES continued the prototype testing of a 35 kw class wind turbine and development of the Solarbank product line in order advance product performance, and analyze product readiness for distribution.  Therefore, we have not yet achieved significant revenues in the Consumer-Owner Renewable Energy segment during 2012. As previously stated above, NextGen has diminished its small scale wind turbine refurbishing operations and is currently conducting only periodic maintenance activities. It is our focus to increase revenues in this segment through the sale of JRES small wind and Solarbank products.

Engineering Consulting

The quarter ended September 30, 2012 was the first full quarter of activity for PEC, our engineering services subsidiary, since our acquisition of PEC on April 30, 2012.  PEC continues to perform services associated with the contract backlog that existed at the time of acquisition. In addition, PEC routinely creates sales proposals for new work opportunities and scope changes on existing contracts.

Wind Farm Ownership and Operation

In addition to the existing ownership of the Valley View, Winona and Woodstock Hills wind farm operations that are consolidated into our accompanying financial statements, we are reviewing opportunities to acquire additional wind farm operating assets in the range of 50 MW or less.

Revenue

Total revenue decreased by approximately $995,000, or 30.5%, from approximately $3,259,000 for the quarter ended September 30, 2011, to approximately $2,264,000 for the quarter ended September 30, 2012.  Total revenue decreased by approximately $5,588,000, or 51.1% from approximately $10,937,000 for the nine month period ended September 30, 2011 to approximately $5,349,000 for the nine month period ended September 30, 2012.

A comparison of our revenue for the nine months ended September 30, 2012 and 2011 is as follows:

	September 30, 2012	September 30, 2011	Change	% Change
JEDI:
Wind farm development	$38,791	$6,880,264	$(6,841,473)	(99.4)%
Construction	-	2,810,469	(2,810,469)	(100.0)
JESI:
Management and maintenance	807,580	741,309	66,271	8.9
NextGen/JRES:
Small scale solar and wind	82,898	336,146	(253,248)	(75.3)
PEC:
Engineering consulting	2,244,572	-	2,244,572	inf
JRA:
Electricity Sales	2,175,823	168,968	2,006,315	1187.4
Total	$5,349,124	$10,937,156	$(5,588,032)	(51.1)%

A comparison of our revenue for the three months ended September 30, 2012 and 2011 is as follows:

	September 30, 2012	September 30, 2011	Change	% Change
JEDI:
Wind farm development	$5,130	$1,766,371	$(1,761,242)	(99.7)%
Construction	-	1,008,366	(1,008,366)	(100.0)
JESI:
Management and maintenance	243,537	237,520	6,017	2.5
NextGen/JRES:
Small scale solar and wind	19,420	175,970	(156,550)	(89.0)
PEC:
Engineering consulting	1,474,541	-	1,474,541	inf
JRA:
Electricity Sales	521,519	70,993	450,526	634.6
Total	$2,264,147	$3,259,220	$(995,073)	(30.5)%

We acknowledge that the wind farm development and construction aspects of our business model are cyclical in nature and are subject to business conditions relating to factors such as project timing, financing and legislated energy policy. For the nine months ended September 30, 2012, we have achieved an increase of approximately $4,064,000 in revenue over the similar period in 2011 from our business units that are outside the wind farm development and construction activities. We are working to stabilize our operations and provide numerous revenue and profit streams to offset or minimize the fluctuations in our wind farm development and construction operating activities.

Further comments surrounding each of our operating entities is as follows:

Juhl Energy Development (JEDI)

The decrease in wind farm development revenue for the nine months ended September 30, 2012 is primarily attributable to approximately $4,988,000 of wind farm development fee revenue from three wind farm construction projects that completed financing arrangements during 2011 and $1,679,000 in net proceeds from the sale of our development work-to-date for cash on another wind farm project, whereas we recorded only approximately $39,000 of development fee revenue for the same period in 2012.

The decrease in construction revenues of approximately $2,810,000 over the nine months ended September 30, 2011 was related to having one construction project in process for 2011 and none in 2012.

The timing of our wind farm development and construction revenues are dependent on our ability to successfully complete financing, permitting and turbine arrangements and ultimately complete project construction activities.  Depending on the financing arrangements, we may ultimately be unable to report revenue from construction and development if we are considered the primary beneficiary due to variable interest entity rules.  We do expect that the Crofton Hills wind farm, which we sold our development rights in 2011, will be completed by December 31, 2012 and therefore allow the recognition of $500,000 of deferred revenue in 2012.  We do not believe that we will be able to complete any development and construction activities during the remainder of 2012 for revenue recognition purposes, as financing arrangements have become difficult under the uncertainty surrounding the continuity of federal tax credits. For 2013, our revenues from development and construction will be dependent upon a number of factors including the extent of federal legislation to continue tax subsidies, our ability to reach power purchase contractual arrangements, and permitting.  We believe that the results of the recent U.S. presidential elections provides opportunity for us to complete development and construction of certain projects in our pipeline during 2013, but at this time we cannot accurately predict the nature, timing and extent of projects that we may be able to complete during that timeframe.

Juhl Energy Services (JESI)

Revenue from wind farm administration, management and maintenance service increased by approximately $6,000 and $66,000 over the three and nine months ended September 30, 2011, respectively.  The increase is primarily attributable to administrative services agreements for approximately 107 MW of wind farms, of which 22 MW relate to companies whose revenues are eliminated in consolidation.

We expect that our overall 2012 revenues will increase by $100,000 as a result of getting a full year run rate on existing service contracts that commenced in 2011. In addition, we have made bid proposals on existing wind farms for maintenance services and to the extent we are successful in our bids, our revenues will grow accordingly.

Juhl Renewable Assets (JRA)

In 2011, we acquired ownership in three wind farms (Woodstock Hills, Winona County and Valley View) and our consolidated financial statements include the operations of these entities.

Revenue for electricity sales for the three and nine months ended September 30, 2012 was approximately $522,000 and $2,176,000, respectively, from the three wind farms.   Our electricity revenues of approximately $71,000 and $169,000 only included the Woodstock wind farm for the three and nine month periods ended September 30, 2011, respectively. The electricity sales revenue is adjusted based on the use of an accounting revenue recognition policy that reduces the current billing amounts to the average rate over the term of the power purchase contract.

Next Generation Power Systems/Juhl Renewable Energy Systems (NextGen/JRES)

Revenues from the sales and services of small scale wind and solar products and services decreased by approximately $253,000 for the nine months ended September 30, 2012 from the nine months ended September 30, 2011.  The decrease was primarily related to the fact that NextGen did not sell any refurbished turbines during the period ended September 30, 2012. NextGen will be focusing on the periodic maintenance and repair services of small scale wind and solar products.   The JRES subsidiary is in the process of completing a new wind turbine design, and testing of new prototype model, and as such, its revenues will be delayed until design and test activities are completed within the next twelve months. JRES is also seeking to build revenue streams from the Solarbank product line but any significant revenues will probably not occur until 2013 as we seek to enhance our production and distribution capabilities.

Cost of Goods Sold

Cost of goods sold decreased by approximately $400,000, or 21.0% from approximately $1,903,000 for the quarter ended September 30, 2011 to approximately $1,503,000 for the quarter ended September 30, 2012.  Costs of goods sold decreased by approximately $230,000, or 6.6% from approximately $3,511,000 for the nine month period ended September 30, 2011 to approximately $3,281,000 for the nine month period ended September 30, 2012. The comparison of 2012 to 2011 is affected by three primary factors:

        - cost of goods sold in 2012 includes approximately $1,670,000 of labor and subconsultant expenses related to the new engineering segment whereas there were none in 2011;
        - construction expenses in 2011 included approximately $2,070,000 with regard to one construction project whereas in 2012 we have incurred no construction expenses;
        - costs of goods sold for 2012 includes approximately $1,289,000 of maintenance and operations expenses for three wind farms compared to approximately $348,000 of costs on only one wind farm in 2011.

Gross margins for the nine month period ended September 30, 2012 decreased by approximately $5,358,000, which is primarily attributable to the decrease in development fee revenue noted above. Development fee revenue is predominately all gross margin as expenses related to development fee revenue are primarily payroll costs that are shown in the operating expense section.  Gross margins outside of the development fees and construction activities increased by approximately $1,521,000 for the nine months ended September 30, 2012 as a result of acquisitions of wind farms and the engineering consulting businesses.

Operating Expenses

General and Administrative Expenses.   General and administrative expenses increased by approximately $169,000 or 39.4%, from approximately $429,000 for the quarter ended September 30, 2011 to approximately $598,000 for the quarter ended September 30, 2012. General and administrative expenses increased by approximately $410,000, or 29.1% from approximately $1,411,000 for the nine months ended September 30, 2011, to approximately $1,821,000 for the nine months ended September 30, 2012.

For purposes of financial statement reporting at September 30, 2012, we have now combined investor relations expenses as a part of general and administrative operating expense.  We have incurred increases in professional fees over 2011 of approximately $313,000 as a result of increased usage of professional services for due diligence costs associated with business acquisition activity and other business requirements associated with being a public company.  Investor relations expenses, which are now included in general and administrative expenses decreased by approximately $397,000 compared to the prior year as we reduced our level of spending from a year ago associated with communications to increase exposure of Juhl Wind. General and administrative expenses also increased by approximately $285,000 for PEC, a newly consolidated operating entity since April 30, 2012, including approximately $147,000 for amortization of intangible assets, and a $93,000 increase in advertising expenses.

Payroll and Employee Benefits.    Payroll and employee benefits expenses increased by approximately $108,000, or 28.2%, from approximately $381,000 for the quarter ended September 30, 2011 to approximately $489,000 for the quarter ended September 30, 2011. Payroll and employee benefits expenses decreased by approximately $115,000, or 7.2%, from approximately $1,603,000 for the nine months ended September 30, 2011, to approximately $1,488,000 for the nine months ended September 30, 2012.

The $108,000 increase over the three months ended September 30, 2012 was primarily attributable to approximately $76,000 in engineering consulting officer salaries whereas there were none during the same period a year ago, salary increases of approximately $50,000 across other Juhl operating entities, and offset by a decrease of approximately $24,000 in non-cash stock based compensation expense.   The $115,000 decrease in payroll expenses for the nine months ended September 30, 2012 primarily is related to a $175,000 reduction in non-cash stock based compensation expense, offset by the inclusion of the engineering consulting officer salaries.   The employee head count did not change materially over the past year for our business units, except that the PEC acquisition now has additional salaries of four administrative or executive employees included in payroll and employee benefits.  The payroll expenses related to PEC employees who are directly performing engineering activities are recorded in cost of goods sold.  Payroll related to maintenance services employees are considered as a part of cost of goods sold

Wind Farm Administrative Expenses.    Wind farm administrative expenses represent costs that we incur to perform administrative services with respect to our management services contracts, as well as the general and administrative expenses incurred directly within the three wind farm entities that we are consolidating.  Wind farm administration expenses increased by approximately $9,000, or 15.4%, from approximately $55,000 for the quarter ended September 30, 2011 to approximately $64,000 for the quarter ended September 30, 2012.   Wind farm administrative expenses increased by approximately $140,000, or 94.0%, from approximately $148,000 for the nine months ended September 30, 2011, to approximately $288,000 for the nine months ended September 30, 2012.  The increase in expenses resulted primarily attributable to approximately $50,000 of project administration expenses to manage the Valley View wind farm project that wasn’t yet in service at this time last year, as well as approximately $50,000 in one-time legal costs associated with the Valley View and Winona wind farm projects.

Operating Income (Loss)

Our operating loss represents a decrease of approximately $880,000, from an operating income of approximately $490,000 for the quarter ended September 30, 2011 to operating loss of approximately $390,000 for the quarter ended September 30, 2012.  Our operating income decreased by approximately $5,792,000 or 135.8%, from an operating income of approximately $4,264,000 for the nine months ended September 30, 2011 to operating loss of approximately $1,528,000 for the nine months ended September 30, 2012.

The decrease in our operating income of $880,000 and $5,792,000 for the three and nine months ended September 30, 2012, respectively,  is primarily attributable to the decrease in development fee activity noted above under Revenue, net of the increases noted above in gross margins obtained from recent business acquisitions and growth in non-wind farm development activities.

Other Income (Expenses)

Other income and expenses during the nine months ended September 30, 2012 primarily consists of interest expense of approximately $721,000 relating to the Valley View and Woodstock wind farm nonrecourse bank loan financing and a fair value loss adjustment of  approximately $270,000 to an interest rate swap agreement on the Valley View wind farm project.   In 2011, interest income and interest expenses included approximately $414,000 related promissory notes receivable and payable, respectively, held in conjunction with the construction of the Grant County and Valley View wind farms.

Net Income (Loss)

The net loss increased by approximately $910,000 or 351.3%, from a net income of approximately $259,000 for the quarter ended September 30, 2011 to net loss of approximately $651,000 for the quarter ended September 30, 2012.  Net income decreased by approximately $4,589,000, or 189.7%, from a net income of approximately $2,419,000 for the nine months ended September 30, 2011 to a net loss of approximately $2,171,000 for the nine months ended September 30, 2012. The decrease in net income from the nine month period ended September 30, 2012 is largely attributable to the decreased revenue sources from development fee revenue noted in the revenue section above, net of a year-to-year reduction in our income tax provision of $2,048,000.

The net loss in the quarter ended September 30, 2012 is indicative of the inconsistent revenue patterns of our wind farm development services business as revenue recognition is significantly impacted by the timing of the development fee revenue.

Changes in Financial Condition for the Nine Months ended September 30, 2012

Accounts Receivable

Traditional credit terms are extended to customers in the normal course of business. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral. Accounts receivable of approximately $1,161,000 at September 30, 2012 included approximately $211,000 from a credit-rated utility.  The December 31, 2011 accounts receivable included approximately $1,635,000 for construction activities of a 4.95 MW wind farm, which was collected in February 2012 along with the receipt of the $6,284,000 U.S. Treasury cash grant receivable for the Valley View wind farm in March 2012.

Property and Equipment

As of September 30, 2012 and December 31, 2011, we held approximately $25,122,000 and $25,846,000 in net book value of property and equipment, respectively. The assets include approximately $25,730,000 (at original cost) in wind turbine assets of the Woodstock Hills, Valley View and Winona wind farms in 2011. The wind farm assets were booked at fair value at the time of the acquisition for the Woodstock Hills and Valley View entities, and at book value for Winona due to common control. Other assets included in property and equipment includes land, buildings, office equipment, shop equipment and service vehicles.

Liquidity and Capital Resources

Juhl Wind, as a holding company, does not directly operate or have any ownership in any revenue-producing generation facilities. Thus, it has no material assets other than the stock of its subsidiaries and depends upon transfers of funds from its subsidiaries to meet its obligations.

At September 30, 2012, we carried approximately $2,771,000 in cash and short term-investments on the balance sheet (excluding restricted cash).  However, approximately $385,000 of the short-term investments has been designated as security for the bank notes payable of approximately $325,000 and therefore has been reflected in current assets as a restricted short-term investment on the consolidated balance sheets.

Our unrestricted cash position decreased by approximately $1,240,000 from the quarter ended June 30, 2012.   The reduction was primarily related to cash needed to sustain operating activities, although we believe that this cash usage is $550,000 higher than normal as a result of timing of professional fees and insurance payments, an extra payroll period, and low electricity sales in the summer months.  We believe that funds generated from existing contractual agreements, together with existing cash resources, will be sufficient to finance our operations and planned capital expenditures through the next 12 months.

Our balance sheet at September 30, 2012 includes a promissory note payable of approximately $2,900,000 to a turbine supplier for amounts due for turbines on the Winona project.  The note was initially payable in April 2012 assuming that the project was able to raise permanent project debt financing. The Company continues to seek long-term outside debt financing for this project. Until such time that debt financing is achieved, the note is payable through free cash flows available from the Winona project, and as such, approximately $2,662,000 has been classified as long-term based on our assessment of future cash flows that are expected beyond one year. The Company has a secured interest in the Winona project. In the event that the Company does not make the free cash flow payments from the Winona project available to the turbine supplier, this could put the Company into an event of default.

The April 2012 purchase agreement with the sellers of the PEC ownership interests called for the sellers to receive cash installments over the remainder of 2012 for working capital at the date of acquisition that exceeded a $300,000 targeted working capital amount, or approximately $1,020,000.  As of the reporting date, we have made $32,000 of payments against this liability, and our September 30, 2012 balance sheet includes the remaining $988,000 amount as a current liability. We do not plan to use cash resources outside of the PEC business operations to pay the remaining installment obligations.  We expect to make additional payments on the remaining amount owed by the end of 2012 using cash generated within the PEC operations, combined with other sources which may become available to us through a line of credit, use of cash escrowed at the time of closing, or other means that may be available to us. Therefore, the amount of any future installment payments will primarily depend on the amount of current cash balances, receivables collections and PEC’s ability to monetize work-in-progress.  It is also possible that the amounts owed will be adjusted downward as a result of our inability to collect the receivables or work-in-progress working capital amounts computed at the time of the acquisition, or that we may work out an alternative agreed upon payment schedule with the Sellers regarding the amount due.

We are currently analyzing existing wind farm portfolios of owners who may be interested in selling their interests. We would expect to utilize some of our cash resources in conjunction with resources that we believe will be available to us from outside debt or equity resources.

We will continue our internal efforts to assist our project owners in arranging financing terms for each project under development.  The ability to assist project owners with obtaining debt and equity financing is a material factor in producing our future development fee revenue streams and cash flow. We expect that we will be required to obtain interim vendor financing from turbine suppliers or a BOP subcontractor, and we are typically required to grant a security interest to those suppliers.  The security agreement allows the supplier to step-into our developer rights that we have to the project entity, after a passage of time typically 180 days from project completion.

Future Growth and Financing

Despite the political climate which has resulted in uncertainty around energy policy, we have been able to secure development rights for late stage wind farm development opportunities that should enable us to complete small wind farm projects for large corporations or small utilities who desire to purchase electricity from these projects.    We will seek to obtain additional sources of recurring revenue from maintenance, administrative and services businesses through writing new business or undertaking additional mergers or acquisitions, and reduce the inconsistent revenue patterns that we see in our wind farm development business.

We will continue to pursue new community wind farm developments in order to maintain an active backlog of projects, including distributed generation projects that involve corporate businesses that, like utilities, express a desire to purchase electricity produced by wind farms on long-term contracts. However, we cannot assure that actions will be successful. Should revenue decline to a level significantly below our current expectations, we would reduce capital expenditures and implement cost-reduction initiatives which we believe would be sufficient to ensure that funds generated from operations, together with existing cash and funds available from borrowing under any open credit agreement.

In conjunction with our financing activities as described above, we believe that we would be able to more quickly bring wind farm projects through the early development and construction stages if we were able to access a funding mechanism that we could utilize in sponsoring wind farm developments.  Like much of the U.S. economy that relies on extension of credit, the community wind industry in general has experienced difficulties in obtaining sources of funding from the current equity and debt financing marketplace, as cited above under “Factors Affecting Our Operating Results”.

The formation of Juhl Renewable Assets provides us with the ability to acquire ownership of existing wind farms that fit our distributed generation model and the size range of products that we typically develop.  We believe that the ownership of community wind farms will provide an ability to expand our services to wind farm operations and to create recurring, repeatable annual revenue streams for our business model.  At the current time, we have made investments into the 10 MW Valley View wind farm (February 2011), 10.2 MW Woodstock Hills wind farm (April 2011), and 1.5 MW Winona wind farm (October 2011). We expect to raise funds to purchase such wind and related assets through the selling of preferred stock in Juhl Renewable Assets in order to fund our strategic acquisition operations.  This will avoid delays and difficulties of obtaining financing from traditional lending sources and continue to provide access to financing especially with the lack of PTC driven financing going forward.  We have entered into a letter of understanding with an investment banking firm to conduct due diligence and to make planning arrangements for the potential sale of up to $20 million of JRA preferred stock.  We intend to issue shares of preferred stock in Juhl Renewable Assets to investors to finance acquisitions of wind farms and investment in other renewable energy assets.

Further to provide some additional liquidity through an equity line approach, the Company signed a purchase agreement on June 15, 2012 with Lincoln Park Capital Fund, LLC (“LPC”), together with a registration rights agreement, whereby LPC has agreed to purchase up to $10.0 million of our common stock, par value $.0001 (the “Common Stock”), over a 30-month period.  Under the Registration Rights Agreement, the Company filed a registration statement related to the transaction with the SEC covering the shares that may be issued to LPC under the Purchase Agreement, which it filed on July 30, 2012, and was declared effective on October 9, 2012.  After the SEC has declared effective the registration statement, the Company, in its sole discretion, has the right over a 30-month period to sell shares of Common Stock to LPC in amounts up to 100,000 shares and depending upon certain conditions as set forth in the purchase agreement increasing to amounts up to 500,000 shares of Common Stock, up to an aggregate of $10.0 million.    The purchase price of the shares of Common Stock will be based on the prevailing market prices of the Company’s shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sales of shares to LPC.  LPC shall not have the right or the obligation to purchase any shares of our common stock on any business day that the price of our Common Stock is below the floor price of $.65, which is set forth in the Purchase Agreement. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Net Cash – Operating Activities
Net cash used in operating activities decreased by approximately $6,467,000, from the net cash provided by operating activities of approximately $5,454,000 for the nine months ended September 30, 2011 to net cash used in operating activities of approximately $1,013,000 for the nine months ended September 30, 2012.

The change in net cash used in operating activities of $6,467,000 is primarily due primarily due to the collection of wind farm development and construction advisory fees in 2011 from the Meeker County projects of approximately $4,200,000, collection of the Grant County Promissory Note receivable of approximately $1.7 million and receipt of a $2.2 million from the sale of development work-to-date on the Crofton Hills project. We will continue to manage operating expenses for cash flow control as we seek to diversify our revenue base, such as with the acquisition of PEC and three wind farms in 2011.

Net Cash – Investing Activities
Net cash  provided by investing activities increased by approximately $5,762,000, from the net cash used in investing activities of approximately $714,000 for the nine months ended September 30, 2011 to net cash provided by investing activities of approximately $5,048,000 for the nine months ended September 30, 2012.  The increase is primarily attributable to the receipt of U.S. Treasury Section 1603 cash grant in the amount of $6,284,476 and offset by the use of $1,000,000 in cash to fund the PEC acquisition.

Net Cash – Financing Activities
Net cash flow used in financing activities decreased by approximately $7,124,000, from the net cash used in financing activities of approximately $343,000 for the nine months ended September 30, 2011 to net cash used in financing activities of approximately $7,467,000 for the nine months ended September 30, 2012.   The increase in cash used in financing activities is primarily attributable making the payments made to a bank and vendors from the cash grant of approximately $6,200,000, approximately $485,000 in principal payments on nonrecourse bank loans, and an increase of $442,000 of cash maintained in restricted accounts controlled by lenders on certain wind farm projects.

Impact of Inflation

We expect to be able to pass inflationary increases on to our maintenance business customers through price increases, as required, and do not expect inflation to be a significant factor in our business.

Seasonality

Although our operating history is limited, we do not believe our services are seasonal except for future wind farm construction revenue which may be impacted by climate in the Upper Midwest.  Electricity revenues are negatively affected in the months of June through August in the Upper Midwest as a result of lower overall wind speeds than in the other months of the year.

Off-Balance Sheet Arrangements

As mentioned above in the Liquidity and Capital Resources section, we have made certain guarantees of indebtedness or offered indemnifications of warranties and representations in conjunction with the funding activities of the Valley View and Grant County wind farms.

In conjunction with the credit facility in the Grant County project, the Company has agreed for a limited period of time to indemnify the new equity investor with respect to certain representations and warranties made in conjunction with the equity purchase, including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.

The Company agreed to guarantee certain payments to investors in the Valley View wind farm project as set forth below:

•
the timely payment of any and all guaranteed payments required to be paid to preferred membership investors (who contributed approximately $2.5 million) as they may become due under the respective LLC operating agreements, and the timely payment of any and all amounts payable upon exercise of a put right by such preferred members. The put right is under not under the Company’s control and may occur either in two years or in certain cases, ten years. The Company does have up to six months from the date that to make such Put Right Payment, and should Juhl Wind fail to make the Put Right Payment within such six month period, the principal amount owed by the Company is subject to a penalty of an additional 10%.

•
The Company has agreed, with respect to a put right made available to one of the Common Members in the Valley View project (who contributed $500,000) to redeem any of its units then held by the Purchaser for a price in cash equal to the present value of the (i) estimate future distributions to be made to Purchaser net of (ii) estimated future income allocations for which no distributions are projected to be made (“Put Right Purchase Amount”). If the Company fails to pay in full the put right purchase amount in cash on the due date, the Company shall issue a promissory note with a maturity date not exceeding 36 months and pay interest thereon.

•
The Company has made certain representations and warranties with regard to indemnifications in conjunction with the funding activities of the Valley View and Grant County wind farms, including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.

Aside from these arrangements, we believe that there are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to exercise its judgment. We exercise considerable judgment with respect to establishing sound accounting policies and in making estimates and assumptions that affect the reported amounts of our assets and liabilities, our recognition of revenues and expenses, and disclosures of commitments and contingencies at the date of the financial statements.

On an ongoing basis, we evaluate our estimates and judgments. We base our estimates and judgments on a variety factors including our historical experience, knowledge of our business and industry, current and expected economic conditions, the composition of our products/services and the regulatory environment. We periodically re-evaluate our estimates and assumptions with respect to these judgments and modify our approach when circumstances indicate that modifications are necessary.

While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Since the determination of these estimates requires the exercise of judgment, actual results could differ from such estimates. A description of significant accounting policies that require us to make estimates and assumptions in the preparation of our consolidated financial statements is as follows:

Turbine Sales and Service

Turbine sales occur from small scale wind turbines that are internally re-manufactured and sold by the Company, or through purchase and resale of larger scale wind turbines to wind farm project owners. Revenue from the sale of small scale wind turbines are recognized upon shipment to the customer as transfer of ownership and risk of loss have been transferred to the customer. Deposits received from customers are included as deferred revenue until shipment occurs. Revenues from the sale of larger scale wind turbines are generally recognized in conjunction with the construction services percentage of completion accounting discussed below. Commencement of revenue recognition is only after turbine erection activities have begun. Turbine services include time-and-material arrangements related to existing installations of wind turbine equipment. Revenue is recognized upon completion of the maintenance services.

Licensing Agreements

Revenues earned from licensing agreements are amortized straight line over the term of the agreement.

Wind Farm Consulting, Development and Management Services:

Engineering and consulting services:
Revenues are primarily generated from professional services provided to clients and are based on either hours of service performed or on a fixed-fee basis. Revenues are accrued through year-end for services performed but not yet billed to clients. These unbilled revenues are included in work in progress in the accompanying financial statements.

Provisions for estimated losses on work in process are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined.

Our contracts come up for renewal periodically and at the time of renewal may be subject to renegotiation, which could impact the profitability on that contract. In addition, during the term of a contract, public agencies may request additional or revised services which may impact the economics of the transaction. Most of our contracts permit our clients, with prior notice, to terminate the contracts at any time without cause.

Wind Farm Development Services

The Company normally earns a development service fee from each of the wind farm projects that it develops in cooperation with wind farm investors. These development services arrangements are evaluated under authoritative guidance relating to “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities.

The development services fee revenue is recognized as follows:

Proceeds received upon the signing of a Development Services Agreement (generally 10% of the total expected development fee) are amortized over the expected period of the development process, which is generally three years. The amortization period is re-assessed by management as new timelines are established for the project in-service date, and the amortization period is adjusted. The remaining proceeds are allocated to the following deliverables based on vendor specific objective evidence (“VSOE”) of each item: 1) achievement of a signed Power Purchase Agreement (“PPA”) with an electrical utility, and 2) final commissioning of the wind farm turbines. Management has determined that these deliverables have stand-alone value, and performance of the undelivered services are considered probable and in the control of the Company.

Wind Farm Management and Maintenance Services

Revenues earned from administrative, management and maintenance services agreements are recognized as the services are provided. The administrative and management services agreements call for quarterly payments in advance or arrears of services rendered based on the terms of the agreement. The administrative and management services payments in advance are carried as deferred revenue and recognized monthly as services are performed. Maintenance services are generally billed on a quarterly basis based on the terms of the underlying agreement.  Revenues from maintenance services work are recognized when services are performed.

Wind Farm Construction Services

We recognize revenue on construction contracts on the percentage of completion method with costs and estimated profits included in contract revenue as work is performed. Construction contracts generally provide that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. We recognize revenue on both signed contracts and change orders. A discussion of the treatment of claims and unapproved change orders is described later in this section. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred as part of the balance of plant contract (which excludes the wind turbines) and accrued to date for each contract to the estimated total cost for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material (excluding wind turbines), labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company’s experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

Electrical power sales

Electrical power sales to a utility purchaser are recognized as electrical energy is produced. In accordance with generally accepted accounting principles, revenue levelization is required whenever there is a variable pricing arrangement such as the PPA with Woodstock Hills. This requires that the revenue be levelized over the term of the agreement. The revenue recognized is the lesser of the amount billable under the contract, or the amount determined by the megawatt hours made available during the period multiplied by the average revenue per megawatt hour over the life of the PPA.

The Woodstock Hills wind farm credited with producing Renewable Energy Credits (REC’s). These have a market value, and we recognize revenue on the sale of such credits as revenue when sold on the open market.

Variable Interest Entities

The Company has determined that one of its wind farm projects is variable interest entity (“VIE”). The footnotes to our consolidated financial statements in this report provide our analysis and judgments with respect to whether or not the Company should consider consolidation of these VIE’s into our financial statements. We have consolidated one VIE because we believe that we had implicit power to significantly impact the economic performance of the limited liability company associated with that wind farm project.

Item 3.    QUANTITATIVE AND QUALITATIVE ANALYSIS ABOUT MARKET RISK

Not applicable.

Item 4.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of September 30, 2012.  Based upon management’s evaluation, our Principal Executive Officer and our Principal Financial Officer concluded that, as of September 30, 2012, our disclosure controls and procedures were designed at a reasonable assurance level and were effective at a reasonable assurance level to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the three or nine-month periods ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

PART II - OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

 Not applicable.

Item 1A. RISK FACTORS

Not applicable.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

Item 3. DEFAULTS UPON SENIOR SECURITIES.

None

Item 4. MINE AND SAFETY DISCLOSURES.

None.

Item 5. OTHER INFORMATION.

a)	None
b)	None

Item 6. EXHIBITS

Exhibits required by Item 601 of Regulation S-K

			Incorporated by Reference Herein
Exhibit No.	Exhibit Description	Filed Here-with	Exhibit No.	Form/File No.	Filing Date

3.1	Certificate of Incorporation filed January 30, 2006		3.1	Form SB-2 File No. 333-141010	March 31, 2007

3.2	Certificate of Amendment of Certificate of Incorporation filed September 26, 2006		3.2	Form SB-2 File No. 333-141010	March 31, 2007

3.3	Certificate of Amendment of Certificate of Incorporation filed June 20, 2008 and effective June 24, 2008		3.1	Form 8-K File No. 333-141010	June 24, 2008

3.4	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A 8% Convertible Preferred Stock filed June 11, 2009		3.4	Form S-1/A File No. 333-154617	June 12, 2009

3.5	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock filed September 28, 2009	3(i)	Form 8-K File No. 333-141010	September 28, 2009

3.6	Amended and Restated Bylaws	3	Form 8-K File No. 000-54080	August 22, 2011

4	Specimen common stock certificate	4	Form 10-K File No. 000-54080	March 30, 2012

31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002	X

32.1	Certification of the Principal Executive Officer pursuant to U.S.C. Section 1350 as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

32.2	Certification of the Principal Financial Officer pursuant to U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

101.INS	XBRL Instance Document*	X

101.SCH	XBRL Taxonomy Extension Schema Document*	X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*	X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*	X

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document*	X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*	X

* Pursuant to Rule 406T of Regulation S-T, the interactive files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

1 Incorporated herein by reference from the Company’s Registration Statement on Form S-B filed with the Securities and Exchange Commission on March, 31, 2007.

2 Incorporated herein by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2008.

3 Incorporated herein by reference to the exhibits included with our Current Report on Form 8-K dated September 28, 2009 and filed with the Securities and Exchange Commission on September 28, 2009

4 Incorporated herein by reference to the exhibits included with Amendment No. 4 to the Company’s Registration Statement on Form S-1 (registration no. 333-154617), filed with the Securities and Exchange Commission on June 12, 2009.

5 Incorporated herein by reference to the exhibits included with the Company’s Quarterly Report on Form 10-Q dated May 15, 2011 and filed with the Securities and Exchange Commission on May 15, 2011.

6 Incorporated herein by reference to the exhibits included with the Company’s Current Report dated August 17, 2011 and filed with the Securities and Exchange Commission on August 22, 2011.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUHL WIND, INC.
(Registrant)

Date: November 14, 2012	/s/ John Mitola
John Mitola
President